5/23



06013750

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia de Transmissao de Energia Electrica Paulista

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4980 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 5/25/06

TRANSMISSÃO
PAULISTA

# FINANCIAL STATEMENTS

## AS OF DECEMBER 31, 2005

ARLS
12-31-05

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## MANAGEMENT REPORT - FISCAL YEAR 2005

**To the Shareholders,**

In compliance with legal provisions and Company bylaws, the management of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista submits for your appreciation the Management Report and corresponding Financial Statements, together with the Independent Auditors' Report and the Fiscal Council's Report, for the year ended December 31, 2005.

2005 was a year characterized by the expansion, reinforcement and improvement work performed in 19 substations of the transmission system, to ensure the quality and reliability required in view of the social and economic significance of the Company's field of activity. We highlight the beginning of the implementation of the new Anhangüera Substation, with 500 MVA in 345/230 kV transformation capacity, 800 MVA in 345/88-138kV transformation capacity and 22 Km of 345 kV double circuit transmission line. Approximately R$ 316 million was invested this year, R$ 234 million of which in new projects that will provide additional revenues for the Company.

The Company's operating and economic and financial performance resulted in Net Income of R$ 468,277 thousand, 34.3% higher than the income determined in 2004. Shareholders were credited in the course of 2005 R$ 239,354 thousand as Interest on Capital and we are proposing to the Annual Shareholders' Meeting a supplementary dividend distribution of R$ 97,300 thousand totaling R$ 336,654 thousand, equivalent to 71.9% of Net Income.

This positive evolution of our financial results is a confirmation that the guidelines implemented by Management in conducting the Company's business were correct.

**Mauro Guilherme Jardim Arce**
Chairman of the Board of Directors

## COMPANY PROFILE

The history of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista begins with the restructuring of the Brazilian Electric Sector and the separation of the electric energy transmission, distribution and generation areas of the old concessionaires, giving rise to new companies.

Created from the spin-off of CESP – Companhia Energética de São Paulo, CTEEP started operating of April 1, 1999. In November 2001, EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., having arisen from the spin-off of ELETROPAULO - Eletricidade de São Paulo S.A., was merged into the Company, giving rise to a single electric power transmission concessionaire, which adopted the Transmissão Paulista name.

Transmissão Paulista, a private legal entity, is a mixed capital corporation controlled by the Government of São Paulo State, which holds 64.4% of its common shares. Apart from the controlling shares held by São Paulo State, the Federal Government and Eletrobrás hold 15.3% and 9.9% of the common shares, respectively.

The Company's mission is to operate, maintain and develop electric power transmission systems, providing services with excellence, ensuring user satisfaction, environmental sustainability and adequate return for shareholders, as well as contributing for the community's economic and social development. The Company is responsible for a complex electric system composed of 11,781 Km of transmission lines, totaling 18,266 Km of transmission circuits, 102 substations of up to 550 kV throughout São Paulo State, with 464 transformers in operation, totaling an installed capacity of 38,515 MVA. The operation is monitored by an integrated electric coordination, supervision and control system. This complex also has its own telecommunications system, with 145 microwave stations and 1,771 Km of optical fiber cables.

With assets of approximately R$ 5 billion, Transmissão Paulista is one of the best companies of the electricity industry, transmitting almost all of the electric power consumed in São Paulo State, 30% of all of the energy produced in Brazil, and 60% of the electric power consumed in the Southeast region.

## EXPANSION OF THE TRANSMISSION SYSTEM

Transmissão Paulista has and operates one of the most important transmission networks in Brazil, and is an essential part of the Brazilian Interconnected System (SIN). Directly connected to generating facilities of roughly 12,500 MW, the Company's network is also interconnected to the 750, 500, 345 and 230 kV systems of the South and Southeast regions of Brazil, which makes it the SIN's "integrating link".

In 2005, the Company continued implementing its Transmission Expansion Plan, investing some R$ 316 million in transmission system reinforcement, adjustment and improvement work, to ensure the quality and reliability required in view of the social and economic significance of its field of activity.

The major actions involving the modernization and improvement of the existing installations, are:

- Modernization of teleprotection systems (carrier system and audio tones);
- Modernization of telecommunications systems (optical fiber backbone, digital radio and microwave);
- Replacement of equipment reaching the end of their useful lives, among which the 100 MVAr, 440 kV single-phase reactor of the Santo Ângelo Substation, three 440 kV circuit breakers (Santo Ângelo, Sumaré and Araraquara Substations), one 138 kV circuit breaker (Mairiporã Substation), five 20 kV circuit breakers (Centro Substation) and seven 13.8 kV circuit breakers (Bertioga II, Cerquilho, Ilha Solteira, Registro and Bariri Substations);

- Temporary elimination of the Três Irmãos Substation – the installations are transferred to the 440-138 kV Três Irmãos Substation;
- Installation of a bar separation plan in the 138 kV slide bar circuit breaker of the São José do Rio Preto Substation;
- Installation of Emergency Control Plans at the Xavantes, Milton Fornasaro, Piratininga, Mogi-Mirim III, Nordeste, São José dos Campos, Mogi, Capivara, Ilha Solteira, Jupiá, Jurumirim, Itapeti, Chavantes and Capão Bonito Substations;
- Replacement of electromechanical protections for digital protection of transformers Nos. 1, 2, 3, 5 and 6 of the Santo Ângelo Substation, transformer No. 3 of the Cabreúva Substation and the 230 kV Jurumirim – Piraju Transmission Line;
- Modernization of the command, control and protection installations of the Pirituba Substation; and
- Installation of Remote Terminal Units in 16 Basic Network substations and 23 substations of the other transmission systems.

The expansion of the transmission system consisted of construction work in 19 substations, notably the beginning of implementation of the Anhangüera Substation, with 500 MVA of 345/230 kV transformation capacity, 800 MVA of 345/88-138 kV transformation capacity and associated 345 kV transmission line (double circuit, 22 Km). In addition to the new substation, highlights are the implementation of various substation reinforcements, increasing the capacity in 15 of them and replacing the circuit breakers in four of them, as well as the reactivation of two 138 kV transmission lines, and the implementation of two new 440 kV circuits for the Oeste Substation, which will make supply to the Sorocaba region more reliable.

**Capacity Increase**

| ***Substation*** | ***MVA Increase*** | ***ANEEL Resolution*** | ***Beginning of Operation*** |
|---|---|---|---|
| ASSIS | 336 | 545/03 | 2006 |
| JALES | 55 | 197/04 | 2006 |
| BOTUCATU | 150 | 197/04 | 2006 |
| JUPIÁ | 150 | 197/04 | 2006 |
| BAIXADA SANTISTA | 300 | 197/04 | 2006 |
| JURUMIRIM | 150 | 197/04 | 2006 |
| MOGI MIRIM III | 300 | 197/04 | 2006 |
| BOM JARDIM | 300 | 197/04 | 2006 |
| CABREÚVA | 150 | 197/04 | 2006 |
| ITAPEVA | (replacement) | 197/04 | 2006 |
| ITARARÉ II | 55 | 197/04 | 2007 |
| DRACENA | 25 | 197/04 | 2007 |
| REGISTRO | 25 | 197/04 | 2007 |
| ANHANGÜERA | 800 | 064/05 | 2007 |

| *Substation* | *MVAr Increase* | *ANEEL Resolution* | *Beginning of Operation* |
|---|---|---|---|
| SUMARÉ | 100 | 545/03 | 2006 |
| ARARAQUARA | 200 | 545/03 | 2006 |

**Replacement of Circuit Breakers Because Short Circuit Capacity Has Been Exceeded**

| *Substation* | *Voltage - kV* | *Circuit Breakers* | *ANEEL Resolution* | *Beginning of Operation* |
|---|---|---|---|---|
| EDGARD DE SOUZA | 230 | 14 | 545/03 | 2006 |
| INTERLAGOS | 230 | 2 | 545/03 | 2006 |
| JUPIÁ | 138 | 11 | 197/04 | 2006 |
| PIRATININGA | 88 | 11 | 197/04 | 2006 |

**Reactivation and Construction of Transmission Lines**

| *Transmission Line* | *Extension – Km* | *Work Objective* | *Beginning of Operation* |
|---|---|---|---|
| LT 138 Mairiporã – Santo Ângelo | 56.4 | Reactivation | 2006 |
| LT 138 Araraquara - São Carlos | 48.2 | Reactivation | 2007 |
| LT 440 Oeste – Seccionamento | 1.6 | Construction | 2006 |
| LT 345 Guarulhos – Anhangüera | 22.0 | Construction | 2006 |

**System Performance Indicators in 2005**

The main technical indicators, which reflect the reliability of the transmission system, presented the following performance:

**DREQ** – Equivalent Duration of Interruption – corresponding to the equivalent duration of interruption of peak demand in the period: **4.4255** minutes.

**FREQ** – Equivalent Frequency of Interruption – index corresponding to the number of times peak demand was interrupted during the year: **0.4501.**

## AMPLIFICATION AND MODERNIZATION OF CORPORATE MANAGEMENT

In addition to the considerable increase in its transmission system, the Company expanded its corporate network, increasing it by 37%, providing its services to 89% of the work units, which include 99% of its staff.

The digital certification of bidding notices and contract signing, a pioneer initiative within the scope of state-owned companies of São Paulo State, has expedited the material and service purchasing process and reduced operating costs.

In addition to permitting debureaucratization, the adoption of this technology has increased the benefits for suppliers, eliminating unnecessary expenses as the agreements are now being signed via Internet.

## ECONOMIC AND FINANCIAL PERFORMANCE

**Bases**

The Company's main source of income is the use of its transmission system by other electric power public service concessionaires, agents and free consumers. Its annual revenues, related to basic network and other transmission facilities were adjusted by means of ANEEL Resolutions over the course of 2005, resulting in an average adjustment of 3.32% as compared to previous price levels.

The Company's budget performance in 2005 has permitted investments of R$ 315,910 thousand, in production activities, R$ 81,529 thousand, of which allocated to the improvement of existing assets and R$ 234,381 thousand, allocated to new projects giving rise to additional revenue. In 2005, five new projects entered into operation, leading to additional revenue of R$ 1,002 thousand, in that period, corresponding to annualized revenue of R$ 2,005 thousand.

**Projects Powered in 2005**

R$ Mil

| Project Description | Investment | Revenues from the 1st to 15th Year | Commercial Operation |
|---|---|---|---|
| **Border Basic Network** | | | |
| Bandeirante Substation | 11,623 | 1,923 | 07/07/2005 |
| **DIT** | | | |
| Rio Claro - PCH Corumbataí Substation | 78 | 16 | 06/10/2005 |
| Elektro - Ramal 138 kV – Ferroligas | 48 | 12 | 06/24/2005 |
| CBA - UHE Ourinhos | 123 | 25 | 01/09/2005 |
| GERDAU - SE Gerdau Açominas SA | 111 | 29 | 04/25/2005 |
| **Total** | **11,983** | **2,005** | |

In 2005, Gross Revenue reached R$ 1,320,664 thousand, which, after deduction of direct taxes and charges, resulted in Net Revenue of R$ 1,205,213 thousand.

Operating Expenses under direct management of the Company, comprising personnel, materials and services, in the amount of R$ 451,006 thousand, represented 37.4% of Net Operating Revenue.

The Company's Cash Generation, expressed by Income from Services plus Depreciation, reached R$ 628,233 thousand, representing a 52.1% margin on Net Operating Revenue.

The Company had Net Income of R$ 468,277 thousand, in 2005, equivalent to R$ 3.14 per thousand shares.

**Analysis of Results for the Years Ended December 31**

| | In thousand of Brazilian reais - R$ | |
|---|---|---|
| | 2.005 | 2.004 |
| **OPERATING REVENUES** | 1,320,664 | 1,161,509 |
| Deductions from Operating Revenues | (115,451) | (63,515) |
| **NET OPERATING REVENUES** | 1,205,213 | 1,097,994 |
| **OPERATING EXPENSES** | (746,383) | (682,463) |
| **INCOME FROM SERVICE** | 458,830 | 415,531 |
| **FINANCIAL INCOME** | 140,149 | 79,200 |
| **INCOME FROM OPERATIONS BEFORE INTEREST ON CAPITAL** | 598,979 | 494,731 |
| Interest on Capital | (239.354) | (75,000) |
| **INCOME FROM OPERATIONS AFTER INTEREST ON CAPITAL** | 359,625 | 419,731 |
| **NONOPEARTING INCOME (EXPENSES)** | (1.266) | 5,815 |
| **INCOME BEFORE TAXES ON INCOME** | 359,359 | 425,546 |
| Income and Social Contribution Taxes | (129,436) | (151.768) |
| Reversal of interest on Capital | 239,354 | 75,000 |
| **NET INCOME** | 468,277 | 348,778 |
| **EARNINGS PER THOUSAND SHARES** | 3.14 | 2.34 |

The Income from Services obtained in 2005 was 10.4% higher than that of 2004, evidencing the improvement of the Company's operational performance and increase in the operating margin from 37.8% in 2004 to 38.1% in 2005.

In 2005, Operating Income before Interest on Capital was 21.1% higher than that of 2004, confirming the improvement in the Company's operating and financial performance.

As a consequence of the positive results of its operational management in 2005, Transmissão Paulista obtained Net Income of R$ 468,277 thousand, a significant 34.3% improvement compared to 2004.

The economic and financial performance of the Company allowed it to pay to its shareholders, over the course of 2005, the amount of R$ 239,354 thousand, as Interest on Capital, corresponding to 51.1% of Net Income. This amount is 219.1% higher than the Interest on Capital paid to shareholders in 2004 and 418,1% above the Mandatory Dividend of R$ 46,200 thousand.

Considering Management's proposal of allocating R$ 97,300 thousand, as supplementary dividends, profit distribution to shareholders totals R$ 336,654 thousand, corresponding to 71.9% of Net Income for 2005.

**Capital Structure**

Transmissão Paulista closed 2005 stating a capital structure with 17% of third-party funds, including only 4.9% of interest-bearing debt in relation to total assets. This situation results mainly from the formal restrictions imposed by the Brazilian Monetary Council related to tightened control of public sector debt. As Transmissão Paulista is controlled by the São Paulo State Government, it is affected by these regulatory restrictions that prevent it from having access to financing that offer funds at interest rates compatible with the return of the electric power transmission business.

Accordingly, the Company has been using funds generated internally to finance its investments since obtaining loans at interest rates that are not compatible with the return obtained by its business would imply reduced shareholders value, as well as impair the Company's indebtedness capacity in the future.

**Share Trading**

During 2005, 55,120 trades of the Company's share were carried out on the São Paulo Stock Exchange (BOVESPA), involving the total volume of R$ 1,053,707 thousand.

Within the American Depositary Receipts (ADRs) programs – level 1, the Company had, at the end of 2005, 24,983 ADRs related to preferred shares and 12,333 ADRs related to common shares. Each ADR corresponds to 3,000 shares of the respective type.

Over the course of 2005, the BOVESPA index (IBOVESPA) appreciated by 27.7%. During this period, the Company's common shares (TRPL3) appreciated by 162.6%, while its preferred shares (TRPL4) appreciated by 80.8% in the market.

**Level 1 of Corporate Governance**

Transmissão Paulista was the first electric power company in São Paulo State to formally adhere to Corporate Governance practices, having signed, on September 18, 2002, the Contract of Adhesion to Level 1 Differentiated Practices of Corporate Governance with the São Paulo Stock Exchange (BOVESPA).

Upon this adhesion, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), were also included in the Corporate Governance Index (IGC), which measures the performance of companies listed under BOVESPA's Corporate Governance Program.

In compliance with Corporate Governance regulations, Transmissão Paulista held a meeting on November 24, 2005 with analysts and investors in the auditorium of the Association of Capital Market Investment Analysts and Professionals (APIMEC-SP), when it made its annual institutional presentation.

Accordingly, Transmissão Paulista reinforces its commitments to corporate governance best practices, emphasizing clarity and timeliness in the information disclosed to the market.

**Independent Auditors**

For the purposes provided under CVM Instruction 381, of January 14, 2003, the Company informs that Deloitte Touche Tohmatsu Auditores Independentes, contracted in May 2004 to audit its financial statements for a period of three years, has, since then, provided only external audit services.

## QUALITY EXCELLENCE

Transmissão Paulista has been continually investing in the modernization of its management system and developing actions aimed at achieving excellence in service provision, to increase the satisfaction level of its customers.

For this purpose, the Company has been continuing to obtain ISO certifications for strategic processes to increase competitiveness and enhance its operational performance. In 2005, the implementation of the quality management system in the PK Circuit Breaker Maintenance and Contract Management processes, whose aim is to provide their certification by the second half of 2006, was approved.

With respect to the System Operation Centers, an external audit was conducted by BVQI do Brasil (certifying entity), to recertify the multi-site system, that has combined the previous Operational System certifications in a single certification involving the four operation centers and the Operations Scheduling Division. The adoption of the multi-site system brought gains to the Company, since it made it possible to unify the work systems, rationalize information and documentation of the quality system, and optimize resources.

The Quality System's scope was expanded by the addition of the regulatory, planning and analysis of operations activities, as well as Real-Time Coordination, Supervision, and Control of Operations of the Electrical, Energy and Hydraulic Systems, activities that had been previously certified and for which the external audit has recommended that this expansion also be certified.

Transmissão Paulista has also invested in quality improvement of the various power system maintenance activities. It has started with the certification of the inspection of Overhead Transmission Lines, focusing on the thorough inspection of transmission line components and providing better maintenance scheduling conditions. In 2005, ABS Quality Evaluations Inc. performed the second maintenance audit and the certification was maintained.

Continuing its search for excellence, the Company has prioritized maintenance management, which includes the planning, scheduling and control processes. Among these, the Maintenance Service Scheduling process was selected for certification as it is considered a strategic phase, in which the necessary disconnections are optimized, allowing for reduction of equipment unavailability time. After the first maintenance audit carried out in December by BVQI, its certification was maintained.

It is also worth mentioning the material acquisition process in view of the need to excel in quality. The Material, Equipment and Service Provider Evaluation and Registration process was selected within the supply chain processes. In 2005, after performing the first maintenance audit, BVQI validated the certification.

**Certifications Obtained Under Normative Standard NBR ISO 9001:2000**

| Scope | Areas Involved | Certification Body | Date | | |
|---|---|---|---|---|---|
| | | | Audit | Certificate | Expiration |
| Real-time coordination, supervision and control of the electrical, power, and hydraulic systems | System Operation Center; Bauru, Cabreúva and São Paulo Regional Operation Centers; and Operation Scheduling Division | BVQI | 06/17/2005 | Original 12/23/1998 Recertification 03/15/2002 Migration 10/16/2002 Recertification 06/17/2005 | 06/17/2008 |
| Overhead Transmission Line Inspection | Line and Substation Maintenance Engineering Division; and 13 Transmission Division Inspection Teams | ABS | 12/19/2003 | Original 02/18/2004 | 02/17/2007 |
| Scheduling of maintenance services in basic network facilities and the supplementary network | Line and Substation Maintenance Engineering Division; and 10 Transmission Division Maintenance Scheduling Teams | BVQI | 12/16/2004 | Original 01/05/2005 | 12/16/2007 |
| Registration and evaluation of material, equipment and service suppliers | Technology and Materials Management Division | BVQI | 12/22/2004 | Original 01/11/2005 | 12/22/2007 |

## RESEARCH AND DEVELOPMENT PROGRAMS

Since the implementation of the First Research and Development Program of Transmissão Paulista, in June 2002, the Company invested approximately R$ 13.4 million in the first four Research and Development cycles. For the fifth cycle, 2005/2006, investments of some R$ 5 million are estimated.

**Investments in R&D Projects**

| Cycle | R$ Mil |
|---|---|
| 2001/2002 | 3,218 |
| 2002/2003 | 3,562 |
| 2003/2004 | 2,218 |
| 2004/2005 | 4,430 |
| **Subtotal** | **13,428** |
| 2005/2006 | 5,000 |
| **Total** | **18,428** |

As the Research and Development Programs are based on the search for innovations and partnerships with universities and research centers, they have been contributing significantly to the skilling of employees, and modernization and generation of products and processes.

The purpose of the criteria guiding the selection of projects is to improve the Company's operational and economic and financial performance.

**Breakdown of Programs by Research Segment**

| Research Segments | 1st Program 2001/2002 Cycle | 2nd Program 2002/2003 Cycle | 3rd Program 2003/2004 Cycle | 4th Program 2004/2005 Cycle |
|---|---|---|---|---|
| Transmission Lines | 7 | 6 | 4 | 5 |
| Monitoring | 5 | 1 | - | 1 |
| Power System | 4 | 5 | 5 | 5 |
| Substation | - | 3 | 1 | 4 |
| Automation | 2 | 2 | 1 | 2 |
| New Model | 1 | - | - | - |
| Economic and Financial Planning | - | 2 | 1 | 1 |
| Environment | - | - | 1 | 1 |
| Information Technology | - | 1 | - | - |
| Asset Management | - | - | - | 1 |
| **Total** | **19** | **20** | **13** | **20** |

In mid-2005, the results of the second R&D Program, 2002/2003 cycle, were presented in a seminar open to the electric sector. The event presented the solutions and experiences of professionals from different areas of the Company and their partners in universities and research centers, with the objective of sharing and disclosing the technological achievements obtained in this cycle.

At the end of 2005, Transmissão Paulista completed the third R&D program, started developing the fourth Program, 2004/2005 cycle, and submitted the fifth Program, 2005/2006 cycle, for ANEEL's approval.

During the development of these Programs, there was a quite important diversification with respect to the nature of the research segments. In addition to essentially technical electrical projects, the Company has also directed its investments to the environment, economic and financial planning, and asset management areas, which resulted in a wider scope of knowledge and technological innovation.

## ENVIRONMENT

Electric power transmission public services are subject to environmental legislation, of a constitutional and supplementary nature, which requires regularization and environmental compliance of operating assets and the licensing of new projects and facilities.

In 2005, the Company continued its actions focused on the commitments assumed through the Environmental Conduct Adjustment Agreement, signed with the São Paulo State Department of the Environment in 2002, for the environmental regularization of transmission assets in operation that did not have the respective Environmental Operating License. Currently, all of the Company's operating facilities are covered by their respective operating licenses.

Transmissão Paulista has been implementing the environmental recovery of 140 hectares in areas managed by the São Paulo Forest Institute, of a total area of 273 hectares, and completed the preparation of the Risk Analysis Studies, Risk Management Plan and Emergency Action Plans of CTEEP's entire transmission system.

Over the course of 2005, the environmental licensing of the following projects were requested:

- Repowering of the 345 kV Guarulhos-Anhangüera Transmission Line
  Prior Environmental License No. 00810, issued on 03/02/2005; Installation Environmental License No. 00358, issued on 08/12/2005;

- Sectioning of the 440 kV Bauru-Embu Transmission Line, Oeste Branch
  Prior Environmental License No. 00847, issued on 06/22/2005; Installation Environmental License No. 00357, issued on 08/30/2005; and

- Reactivation of the 138 kV Araraquara-São Carlos Transmission Line
  Prior Environmental License No. 00892, issued on 10/21/2005; Installation Environmental License No. 00378, issued on 12/15/2005.

**Environmental Certification of Substations – NBR ISO 14001**

Transmissão Paulista has been continuing the implementation of the environmental certification process of substations begun in 2002, audited by independent entities, based on the "Operation and Maintenance of Electric Power Transmission Substation" scope. In 2005, the units involved with the environmental management systems were submitted to auditing conducted by the company DQS do Brasil, for recertification of 2 substations, certification maintenance of 4 substations and certification of 4 others, totaling 10 substations with environmental certification by the end of 2005.

| Substations with Certification Under Normative Standard NBR ISO 14001 | |
|---|---|
| **Substation** | **Certification/ Recertification** |
| Santa Bárbara D'Oeste | 2002/2005 |
| Xavantes | 2002/2005 |
| Araraquara | 2003 |
| Oeste | 2003 |
| Centro – ETR | 2003 |
| Registro | 2004 |
| Itapetininga II | 2005 |
| Miguel Reale | 2005 |
| Santa Cabeça | 2005 |
| Valparaíso | 2005 |

Another highlight is the Company's adoption of the principles of the "International Declaration on Cleaner Production", a protocol that is part of the United Nations Environment Program (UNEP).

Transmissão Paulista's commitment to the guidelines of the UNEP protocol has been included in the Environmental Management System, involving initiatives and actions related to reducing the consumption of raw materials, water, energy, minimizing the generation of solid residues, liquid effluents and atmosphere emissions, in order to obtain environmental adequacy of its activities and reducing production costs, among other potential benefits.

## PERSONNEL MANAGEMENT AND SOCIAL RESPONSIBILITY

Transmissão Paulista has 2,927 employees, distributed throughout different regions of São Paulo State, of which 55.6% in the Interior and 44.4% in the Capital. Of this total, 80 % are allocated in the technical area.

To ensure the knowledge and updating of its employees, 46.1% of which have completed high school and 36.7% have college education (of these, 26%, or 280 employees, have completed post graduation/specialization/MBA programs), the Company has implemented, since 2001, an comprehensive Corporate Education Program.

The Program is focused on management, institutional, technological and IT, serves various areas and had 758 groups scheduled and 130,000 man-hours of training, representing over 44 hours per employee.

In addition to the Corporate Education Programs and institutional health and safety campaigns, the Company conducts an important Social Responsibility Program created for employee awareness of the importance of exercising citizenship, extending to their families and the community in general. The Program comprises social, technological and cultural projects, described below:

**Counseling**

The project serves employees on sick leave, and on leave due to job-related accidents or occupational health problems. As a result, in 2005, 89 people in the Capital and in the Decentralized Units were counseled and received advice on benefits, health, labor and social security legislation, among other matters.

**Chemical Dependency**

The Company provides individual and group counseling for persons with chemical dependency by means of meetings and family visits, resulting in the reduction of absenteeism and improved relationship with relatives and coworkers. Of the 34 employees enrolled in the project, 30 are in the recovery stage.

**Developing Talents**

Created in 2000, the project empowers the visually impaired by means of activities that promote their skilling or rehabilitation for future inclusion in the labor market. By means of a partnership with the Association of Visually Impaired Persons and Friends (ADEVA), the Company assigns qualified and empowered visually impaired employees, who perform the general coordination and teach courses at the Institution.

**Efficiency**

The project serves employees and children with physical, mental, sensorial and multiple impairments. It provides guidance and makes arrangements with respect to their special needs, through meetings with their families and by joining the project's participants to exchange experiences.

**Junior Interns**

One-year internships are offered to youth under the age of 18. By means of the Educational Cooperation Agreement with the Circle of Friends of Juvenile Patrollers (CAMPS), the program's goal is to provide adolescents with professional and personal development by means of practical learning of administrative routines and business relationships, both in the Capital and in the Decentralized Units. The project has 58 adolescents, 42 of which in the Capital and 16 in the Interior.

**Extracurricular Internship**

Annually, the Company offers an internship for students in the last and second-to-last year of several college and vocational courses, and has annual openings equivalent to about 3% of its headcount. The interns work at the Company for 9 to 11 months, and receive an allowance, meal tickets and health care. In 2005, there were 46 internship openings for university students and 43 for vocational school students, distributed between the Capital and Interior.

**Transmitting Health**

Promotes prevention-oriented actions raising employee awareness of health by addressing about 12 subjects during the year related to prevention and treatment of diseases.

**Energy and Sanitation Foundation**

The Company participates, in partnership with the Energy and Sanitation Foundation, in educational projects in various cities of São Paulo State. In 2005, about 10,000 public school students were received in the various cities where the Foundation maintains installations, such as the Itu and Jundiaí museums and the Rio Claro, Corumbataí and Salesópolis Power Plants. The partnership included the restoration of the "Paths of the Sea – Eco-Tourism Hub", Serra do Mar hiking trail, with monitored reception of 42,678 visitors for hiking that encourage environmental education.

**Work Fronts**

This emergency action to help unemployed people, developed in partnership with the Department of Employment and Labor Relations, provides work, professional skilling and income to people unemployed for at least one year and who have resided in São Paulo State for at least two years. It has already benefited 1,191 scholarship recipients for services of gardening, reception, cleaning, pantry and reception area assistants.

**Citizen Child Institute (ICC)**

The Company is one of the sponsors of the Child Citizen Institute, supporting activities that benefit some 5,700 children, adolescents and adults through 13 educational units, where projects are developed such as Pre-School Daycare Center, School Tutoring, Work Initiation Center, Literacy and Our Community.

**Energy, Art & Culture**

Transmissão Paulista sponsors cultural and artistic activities by funding projects included in the Tax Incentive Laws (Rouanet). In 2005, the following projects were benefited: "Restoration of the Architectural Heritage of the Santos Dumont Mansion Complex"; "Cultural Center of Lapa Station", to recover and increase the capacity for free and priority service to persons with impairments special needs, most of which from low-income families; and the film *Antes da Noite* and the play *Pequenos Crimes Conjugais*.

**Transformation Project**

Sponsorship and dissemination of events that promote citizenship, technological development and culture, strengthening relations between Transmissão Paulista and the community. Sponsored events included: the 3rd Conference of the Brazilian Association of Regulatory Agencies, the 2nd National Convention of Electric Sector Agents, the 4th International Symposium for Protection against Atmospheric Discharges and the 2nd Conference of Technological Innovation in Electric Power.

Also in 2005, some entities received donations, among which are the Associação Lar São José, Committee for Democratization of Information Technology, Santa Casa de Santa Bárbara D'Oeste, Presidente Prudente Cancer Hospital, Brazilian Socio-Cultural Development Society, Casa da Esperança and Associação Paulista Viva, among others.

**Kite Project**

This project arose from the need to guide and educate kite flyers and prevent accidents caused by lack of information. Schools located near the Company's installations delivered lectures and distributed information material.

The project included 170 thousand students from 267 schools in 86 cities of São Paulo State and involved 375 teachers who supported the Company's initiative.

**Pomar Project**

This project, carried out in partnership with the State Department of the Environment, develops actions to minimize the visual impact of the Marginal Pinheiros Transmission Lines. In addition to promoting the environmental recovery of the Pinheiros River's banks, the Pomar Project promotes citizenship by using labor from the work fronts, thus consolidating a partnership that benefits the whole community in the city of São Paulo. The stretch maintained by Transmissão Paulista has been consolidated since 2003 and the services currently performed consist of mowing, weeding of flowerbeds, ant controil, fertilizing, general cleaning of the area, replacement of flowerbeds and watering, when necessary.

**Warm Clothing Campaign**

The Warm Clothing Campaign is promoted annually by the Solidarity Social Fund of São Paulo State (FUSSESP), coordinated by the Department of Energy, Water Resources and Sanitation and carried out voluntarily by the Company's employees in 48 locations. In 2005, 800,566 articles of clothing were collected and distributed after being cleaned, packed and labeled with identification.

**Solidarity Week**

The Company participated, for the third consecutive year, in the Solidarity Week promoted by the Solidarity Social Fund of São Paulo State (FUSSESP), in partnership with the Department of Energy, Water Resources and Sanitation. The event, held annually in September, has the purpose of disseminating among organizations, participants and the community, an awareness of the importance of making charitable contributions, acting together with entities responsible for providing care to children and adolescents. In 2005, the Comunidade Educacional de Base Sítio Pinheirinho (CEBASP) daycare center, a nonprofit entity located in Parque São Lucas, on the East Side of the city of São Paulo, the "Jesus Menino" Community Educational Centers, which care for 286 children from 0 to 6 years old, and the "Sagrada Família", formed by 10 homes that shelter 100 children were benefited.

| Calculation bases | 2005 | 2004 |
|---|---|---|
| Net revenue | 1,205,213 | 1,097,994 |
| Operating revenues | 359,625 | 419,731 |
| Payroll and related charges, gross | 342,517 | 329,973 |

| Internal Social Indicators | Amount | % of payroll | % of net revenue | Amount | % of payroll | % of net revenue |
|---|---|---|---|---|---|---|
| Meals | 11,453 | 3.3 | 1.0 | 10,658 | 3.2 | 1.0 |
| Compulsory social charges | 73,188 | 21.4 | 6.1 | 70,290 | 21.3 | 6.4 |
| Pension plan | 11,435 | 3.3 | 0.9 | 12,875 | 3.9 | 1.2 |
| Health care | 14,540 | 4.3 | 1.2 | 12,934 | 3.9 | 1.2 |
| Education | 4,852 | 1.4 | 0.4 | 5,342 | 1.6 | 0.5 |
| Daycare allowance | 246 | 0.1 | - | 182 | 0.1 | - |
| Profit sharing | 16,448 | 4.8 | 1.4 | 13,448 | 4.1 | 1.2 |
| Other | 368 | 0.1 | - | 402 | 0.1 | - |
| **Total** | **132,530** | **38.7** | **11.0** | **126,131** | **38.2** | **11.5** |

| External Social Indicators | Amount | % of operating revenues | % of net revenue | Amount | % of operating revenues | % of net revenue |
|---|---|---|---|---|---|---|
| Contributions to society: | | | | | | |
| education, culture, health and sanitation, sports, anti-hunger efforts and food security, among others | 1,826 | 0.5 | 0.2 | 2,990 | 0.7 | 0.3 |
| Taxes (excluding payroll charges) | 91,740 | 25.5 | 7.6 | 53,408 | 12.7 | 4.9 |
| **Total** | **93,566** | **26.0** | **7.8** | **56,398** | **13.4** | **5,2** |

| Environmental Indicators | Amount | % of operating revenues | % of net revenue | Amount | % of operating revenues | % of net revenue |
|---|---|---|---|---|---|---|
| Related to Company operations | 463 | 0.1 | - | 423 | 0.1 | - |
| In external programs and/or projects | 390 | 0.1 | - | 228 | 0.1 | - |
| **Total** | **853** | **0.2** | **-** | **651** | **0.2** | **-** |

| Employee Indicators | | |
|---|---|---|
| Employees at year-end | 2,927 | 2,985 |
| Employees hired during the year | 4 | 3 |
| Employees over 45 years old | 1,229 | 1,102 |
| Women employees | 319 | 322 |
| % of management positions held by women | 8.8 | 10.3 |
| Employees with impairments | 13 | 13 |

| Significant Information Related to the Exercise of Entrepreneurial Citizenship | | |
|---|---|---|
| Ratio between the highest and lowest compensation | 21 times | 21 times |
| Total job-related accidents | 25 | 25 |
| Social and environmental projects conducted by the Company were defined by | Top and Middle Management | Top and Middle Management |
| *Safety and sanitary conditions in the* work environment were defined by: | Top and Middle Management | Top and Middle Management |
| Pension plan covers: | All employees | All employees |
| Profit sharing covers: | All employees | All employees |
| In selecting suppliers the same ethical and social and environmental responsibility standards adopted by the Company: | Are recommended | Are recommended |
| Regarding employee participation in voluntary work, the Company: | Encourages it | Encourages it |

## ACKNOWLEDGEMENTS

The Management of Transmissão Paulista expresses its gratitude to the shareholders, customers, suppliers and government agencies for their attention, cooperation and confidence during 2005, and extends special acknowledgement to its employees for their dedication and efforts, through which the Company was able to obtain the results presented.

**Management**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

| | 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| **Cash and cash equivalents** | | |
| Cash and banks | 2.039 | 133 |
| Temporary cash investments | 682.878 | 543.857 |
| | 684.917 | 543.990 |
| ***Accounts receivable*** | | |
| Consumers, concessionaires and permittees | 153.550 | 141.419 |
| Inventories | 31.627 | 25.874 |
| Accounts receivable – São Paulo State Finance Department | 42.292 | 49.273 |
| Allowance for doubtful accounts | (1.079) | (1.079) |
| Recoverable taxes | 31.008 | 9.260 |
| Escrow deposits | 3.412 | 6.189 |
| Other | 14.857 | 17.262 |
| | 275.667 | 248.198 |
| **Prepaid expenses** | 4.805 | 5.783 |
| | 965.389 | 797.971 |
| **LONG-TERM ASSETS** | | |
| **Accounts receivable** | | |
| Accounts receivable – São Paulo State Finance Department | 111.038 | 117.632 |
| Sale of assets and rights | 70.496 | 70.496 |
| Allowance for doubtful accounts | (72.714) | (72.714) |
| Deferred income and social contribution taxes | 109.239 | 96.488 |
| Escrow deposits | 63.901 | 60.466 |
| Other | 3.494 | 3.494 |
| | 285.454 | 275.862 |
| **Prepaid expenses** | | |
| Regulatory Asset - COFINS/PIS | 101.040 | 62.602 |
| | 386.494 | 338.464 |
| **PERMANENT ASSETS** | | |
| **Investments** | | |
| Tax incentives - FINAM (Amazon Investment Fund) | 851 | 851 |
| Allowance for losses - Ferronorte | (851) | - |
| | - | 851 |
| **Property, plant and equipment** | | |
| In service | 5.687.272 | 5.537.417 |
| Accumulated depreciation | (2.550.030) | (2.397.290) |
| | 3.137.242 | 3.140.127 |
| In progress | 501.994 | 364.251 |
| | 3.639.236 | 3.504.378 |
| Special liabilities | (15.890) | (9.556) |
| | 3.623.346 | 3.494.822 |
| | 3.623.346 | 3.495.673 |
| **TOTAL ASSETS** | 4.975.229 | 4.632.108 |

**The accompanying notes and appendices I and II are an integral part of these financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

| | 2005 | 2004 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Suppliers | 112.176 | 39.787 |
| Taxes payable | 57.143 | 41.916 |
| Loans, financing and debt charges | 10.298 | 44.768 |
| Regulatory charges - RGR (Global Reserve for Reversion) | 6.228 | 7.248 |
| Accrued liabilities | 43.603 | 38.911 |
| Payroll and related charges | 13.299 | 12.863 |
| Accounts payable - Fundação CESP | 8.949 | 13.641 |
| Interest on capital/dividends | 84.046 | 44.399 |
| Declared dividends | 97.300 | - |
| Other | 28.182 | 19.557 |
| | 461.224 | 263.090 |
| **LONG-TERM LIABILITIES** | | |
| Loans and financing | 636 | 13.997 |
| Accounts payable - Fundação CESP | 224.961 | 220.954 |
| Deferred income tax | 16.374 | 16.374 |
| Reserve for contingencies | 254.402 | 216.900 |
| Accrued taxes | 38.524 | 38.524 |
| Special liabilities - reversal/amortization | 24.053 | 24.053 |
| Other | 10.271 | 8.474 |
| | 569.221 | 539.276 |
| **DEFERRED INCOME** | 117.480 | 134.465 |
| **SHAREHOLDERS' EQUITY** | | |
| Capital | 462.000 | 462.000 |
| Capital reserves | 2.592.369 | 2.592.369 |
| Profit reserves | 179.894 | 157.929 |
| Retained earnings | 592.375 | 482.313 |
| | 3.826.638 | 3.694.611 |
| Funds for capital increase | 666 | 666 |
| | 3.827.304 | 3.695.277 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 4.975.229 | 4.632.108 |

**The accompanying notes and appendices I and II are an integral part of these financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais – R$)

| | 2005 | 2004 |
|---|---|---|
| **OPERATING REVENUES** | | |
| Electricity network usage charges | 1.276.361 | 1.155.864 |
| Other revenues | 44.303 | 5.645 |
| | 1.320.664 | 1.161.509 |
| **DEDUCTIONS FROM OPERATING REVENUES** | | |
| Global Reserve for Reversion (RGR) | (32.397) | (31.416) |
| COFINS (tax on revenue) | (99.624) | (77.200) |
| PIS (tax on revenue) | (21.629) | (17.335) |
| Regulatory asset - Recognition | 73.797 | 62.602 |
| Regulatory asset - Realization | (35.359) | - |
| ISSQN (service tax) | (239) | (166) |
| | (115.451) | (63.515) |
| **NET OPERATING REVENUES** | 1.205.213 | 1.097.994 |
| **COST OF SERVICE** | | |
| Personnel | (109.606) | (98.954) |
| Materials | (10.146) | (7.697) |
| Outside services | (56.990) | (52.619) |
| Depreciation | (159.163) | (152.823) |
| | (335.905) | (312.093) |
| **GROSS PROFIT** | 869.308 | 785.901 |
| **OPERATING EXPENSES** | | |
| Personnel | (226.792) | (218.578) |
| Voluntary termination program | - | (7.202) |
| Materials | (15.028) | (14.975) |
| Outside services | (32.444) | (30.102) |
| Depreciation | (10.240) | (11.746) |
| Concession regulatory charges | (45.903) | (15.833) |
| Reserve for contingencies | (37.502) | (41.460) |
| Allowance for doubtful accounts | - | (3.297) |
| Other expenses | (42.569) | (27.177) |
| | (410.478) | (370.370) |
| **GROSS PROFIT** | 458.830 | 415.531 |
| **FINANCIAL INCOME (EXPENSES)** | | |
| Amortization of negative goodwill | 16.985 | 16.985 |
| Income | 132.534 | 80.535 |
| Expenses | (19.766) | (22.099) |
| Monetary variations, net | 10.396 | 3.779 |
| Interest on capital | (239.354) | (75.000) |
| | (99.205) | 4.200 |
| **INCOME FROM OPERATIONS** | 359.625 | 419.731 |
| Nonoperating income | 4.357 | 12.857 |
| Nonoperating expenses | (5.623) | (7.042) |
| **NONOPERATING (EXPENSES) INCOME, NET** | (1.266) | 5.815 |
| **INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES** | 358.359 | 425.546 |
| Income tax | (95.299) | (107.568) |
| Social contribution tax | (33.819) | (38.156) |
| Deferred income tax | (234) | (4.438) |
| Deferred social contribution tax | (84) | (1.606) |
| | (129.436) | (151.768) |
| **INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL** | 228.923 | 273.778 |
| Reversal of interest on capital | 239.354 | 75.000 |
| **NET INCOME** | 468.277 | 348.778 |
| ***Earnings per thousand shares - R$*** | 3,14 | 2,34 |

**The accompanying notes and appendices I and II are an integral part of these financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

| | CAPITAL | RESERVES | | RETAINED EARNINGS | SUBTOTAL | FUNDS FOR CAPITAL INCREASE | TOTAL |
|---|---|---|---|---|---|---|---|
| | | CAPITAL | PROFIT | | | | |
| **Balances of December 31, 2003** | 462.000 | 2.592.369 | 142.020 | 224.391 | 3.420.780 | 666 | 3.421.446 |
| Realization of unrealized profit reserve | - | - | (1.530) | 1.530 | - | - | - |
| Net income | - | - | - | 348.778 | 348.778 | - | 348.778 |
| Prescribed dividends | | | | 53 | 53 | | 53 |
| **Payment of interest on capital** | | | | | | | |
| Board of Directors' Meeting - May 10, 2004 | - | - | - | (27.177) | (27.177) | - | (27.177) |
| Board of Directors' Meeting - November 22, 2004 | - | - | - | (47.823) | (47.823) | - | (47.823) |
| **Allocation of income proposed at the Annual Shareholders' Meeting on April 25, 2005** | | | | | | | |
| Legal reserve | - | - | 17.439 | (17.439) | - | - | - |
| **Balances as of December 31, 2004** | 462.000 | 2.592.369 | 157.929 | 482.313 | 3.694.611 | 666 | 3.695.277 |
| Realization of unrealized profit reserve | - | - | (1.449) | 1.449 | - | - | - |
| Net income | - | - | - | 468.277 | 468.277 | - | 468.277 |
| Prescribed dividends | - | - | - | 404 | 404 | - | 404 |
| **Payment of interest on capital** | | | | | | | |
| Board of Directors' Meeting - June 13, 2005 | - | - | - | (54.354) | (54.354) | - | (54.354) |
| Board of Directors' Meeting - September 12, 2005 | - | - | - | (95.000) | (95.000) | - | (95.000) |
| Board of Directors' Meeting - December 19, 2005 | - | - | - | (90.000) | (90.000) | - | (90.000) |
| **Allocation of income proposed at the Annual Shareholders' Meeting on April 20, 2006** | | | | | | | |
| Legal reserve | - | - | 23.414 | (23.414) | - | - | - |
| Supplementary dividends | - | - | - | (97.300) | (97.300) | - | (97.300) |
| **Balances as of December 31, 2005** | 462.000 | 2.592.369 | 179.894 | 592.375 | 3.826.638 | 666 | 3.827.304 |

**RCA - Board of Director's Meeting**

**Book value per thousand shares - R$ 25.64**

**The accompanying notes and appendices I and II are an integral part of these financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais – R$)

| | 2005 | 2004 |
|---|---|---|
| **SOURCES OF FUNDS** | | |
| **From operations** | | |
| Net income | 468.277 | 348.778 |
| Items not affecting working capital | | |
| Depreciation | 169.403 | 164.569 |
| Monetary and exchange variations on long-term items | 1.370 | 16.075 |
| Disposal of permanet assets | 11.648 | 9.463 |
| Allowance for losses - Ferronorte | 851 | - |
| Amortization of negative goodwill | (16.985) | (16.985) |
| Deferred income and social contribution taxes | (12.750) | (15.217) |
| Reserve for contingencies | 37.502 | 41.460 |
| | 659.316 | 548.143 |
| **From third parties** | | |
| Transfers from current to long-term liabilities | 3.670 | 6.356 |
| Transfers from long-term to current assets | 31.661 | 31.255 |
| Special liabilities - donations | 6.334 | 468 |
| Prescribed dividends | 404 | 53 |
| | 42.069 | 38.132 |
| **Total sources** | **701.385** | **586.275** |
| **USES OF FUNDS** | | |
| Increase in long-term assets | 26.704 | 4.019 |
| Additions to property, plant and equipment | 315.910 | 204.089 |
| Transfers from long-term to current liabilities | 14.395 | 48.344 |
| Regulatory asset - recognition/realization | 38.438 | 62.602 |
| Interest on capital | 239.354 | 75.000 |
| Supplementary dividends | 97.300 | - |
| ***Total uses*** | **732.101** | **394.054** |
| **INCREASE (DECREASE) IN WORKING CAPITAL** | **(30.716)** | **192.221** |
| **REPRESENTED BY** | | |
| **Current assets** | | |
| At beginning of year | 797.971 | 605.037 |
| At end of year | 965.389 | 797.971 |
| Increase in current assets | 167.418 | 192.934 |
| **Current liabilities** | | |
| At beginning of year | 263.090 | 262.377 |
| At end of year | 461.224 | 263.090 |
| Increase in current liabilities | 198.134 | 713 |
| **INCREASE (DECREASE) IN WORKING CAPITAL** | **(30.716)** | **192.221** |

**The accompanying notes andappendices I and II are an integral part of these financial statements.**

(Convenience Translation into English from the Original Previously Issued in Portuguese)

# NOTES TO THE FINANCIAL STATEMENTS

# FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

**(Amounts in thousands of Brazilian reais – R$)**

## 1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric power public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged to the Company.

The Company's shares are traded on the São Paulo Stock Exchange (BOVESPA). Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 21.2).

## 2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by management and by the controlling shareholder.

## 3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL).

These financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2004 fiscal year.

For better presentation and comparison, the heading "Investments", in permanent assets, in the amount of R$ 3,394 thousand, relating to a land in the process of sale, located in Serra da Cantareira, São Paulo, was reclassified in 2004 to the heading "Other" in long-term assets.

## 4. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

### 4.1. Specific Accounting Practices

**a. Financial Charges and Monetary/Exchange Variations**

In accordance with the provisions set forth in Accounting Instruction No. 6.3.10, item 4, of the accounting manual for electric power utilities, interest and other financial charges, as well as monetary and exchange variations, related to financing from third parties used in property, plant and equipment in progress, are stated as cost of these assets.

**b. ANEEL (National Electric Power Agency) Standards**

The Company adopted the procedures set forth in SFF/ANEEL Circulars No. 190 of February 1, 2005, No. 302 of February 25, 2005, and No. 2218 of December 23, 2005 (Note 11).

### 4.2. General accounting practices

**a. Temporary cash investments**

Stated at cost plus income earned through the balance sheet date.

**b. Consumers, concessionaires and permittees**

Include amounts billed for the use of the basic network and other transmission systems by electric power concessionaires and companies related to these systems.

**c. Allowance for doubtful accounts**

Recorded for amounts considered unlikely for collection as of the balance sheet date.

**d. Inventories**

Inventories are stated at average acquisition cost, not in excess of replacement value. Materials used in property, plant and equipment are recorded in property, plant and equipment in progress.

**e. Property, plant and equipment**

Property, plant and equipment items are stated at acquisition and/or construction cost, monetarily restated through December 31, 1995, plus CMC (Supplementary Monetary Restatement) established by Law No. 8200, of June 28, 1991, interest on capital through December 31, 1998, financial charges, monetary and exchange variations of loans and financing related to property, plant and equipment in progress, less accumulated depreciation and amortization.

Depreciation is calculated under the straight-line method based on annual rates ranging from 2% to 8.3% for assets related to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to ANEEL Resolution No. 002, of December 24, 1997, updated by ANEEL Resolution No. 44, of March 17, 1999.

**f. Assets and liabilities subject to monetary and/exchange variations**

Assets and liabilities subject to indexation are monetarily restated based on indices established by law or contract through the balance sheet date.

**g. Deferred income**

Represented by the negative goodwill on the acquisition of 49% of the common shares of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. These shares were owned by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos - CPA and were acquired, on March 26, 1999, by CESP - Companhia Energética de São Paulo. Upon the partial spin-off of CESP, the shares and the negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwill is amortized monthly over EPTE's concession period, which expires in December 2012.

**h. Reserve for contingencies**

Calculated based on the risk of loss on ongoing lawsuits, as per reports of the Company's attorneys.

**i. Income and social contribution taxes**

Calculated pursuant to applicable legislation, based on net income adjusted by addition of nondeductible expenses, deduction of nontaxable income and addition and/or deduction of temporary differences.

**j. Postretirement benefits**

The Company sponsors pension and health care plans for its employees, which are managed by Fundação CESP. Actuarial liabilities were calculated under the projected unit credit method, in accordance with CVM Resolution No. 371/00.

**k. Use of estimates**

The preparation of financial statements in conformity with Brazilian accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The main estimates for the financial statements refer to the allowance for doubtful accounts and reserve for contingencies.

**l. Interest on capital**

Stated as allocation of income directly to shareholders' equity. For tax purposes, interest on capital is recorded as financial expenses, reducing the income and social contribution tax basis.

**m. Earnings per thousand shares**

Calculated based on the number of shares outstanding at the balance sheet date.

## 5. TEMPORARY CASH INVESTMENTS

Temporary cash investments are represented by bank certificates of deposit and shares of financial investment funds held in Banco Nossa Caixa S.A.

| Type of investment | Average yield | 2005 | 2004 |
|---|---|---|---|
| FIF Estatais (investment fund)................ | 101.02% | 348,908 | 270,186 |
| FIF Estatais – restricted (a).................... | 101.02% | 1,543 | 1,329 |
| | | 350,451 | 271,515 |
| CDB (bank certificates of deposit) – floating – CDI (interbank deposit rate)..... | 99.29% | 316,771 | 264,656 |
| CDB Floating CDI – restricted (a)........... | 99.29% | 15,656 | 7,686 |
| | | 332,427 | 272,342 |
| | | 682,878 | 543,857 |

(a) Refer to proceeds from the sale of fixed assets linked to the Company's assets. ANEEL Resolution No. 20/99 regulates the electric energy utility concession assets, giving prior authorization for not restricting assets not tied to the concession, when intended for sale, and determining that the proceeds from the sale of such assets be deposited in a restricted bank account and invested only in the concession.

## 6. CONSUMERS, CONCESSIONAIRES AND PERMITTEES

The Company's customers are electric power concessionaires/permittees and free consumers that use the Company's network and systems.

| Facilities | 2005 | 2004 |
|---|---|---|
| Basic network............................................. | 141,354 | 108,510 |
| Other transmission systems........................ | 12,196 | 32,909 |
| | 153,550 | 141,419 |

### 6.1. Aging list

| | 2005 | 2004 |
|---|---|---|
| **Current**..................................................... | 141,481 | 136,832 |
| **Past-due** | | |
| until 30 days............................................... | 586 | 1,251 |
| From 31 to 60 days.................................... | 222 | 1,251 |
| From 61 to 90 days.................................... | - | 1,251 |
| over 91 days............................................... | 11,261 | 834 |
| Subtotal – past-due.................................... | 12,069 | 4,587 |
| | 153,550 | 141,419 |

The over 90 days past-due balance (R$ 11,261 thousand) refers to cancellations related to Companhia Paulista de Força e Luz ("CPFL"). Such cancellations are being maintained under the allegation that part of the tariff billed by CTEEP would be the responsibility of AES Tietê S.A. and, therefore, should be billed directly to AES Tietê. CPFL, supported by a court injunction, did not pay the aforementioned tariff in the period from September 2004 to April 2005.

Through Official Letter 2828, dated July 8, 2005, CTEEP requested that ANEEL include the total past-due balance in the revenue adjustment amount approved for the period from July 2005 to June 2006, as per Ratifying Resolution No. 149, of June 30, 2005.

As determined by the National Electric System Operator (ONS), since May 2005 the Company has not billed CPFL for the amounts currently under dispute and will continue doing so until a final decision on this matter is rendered. The Company's management does not expect losses arising from the final outcome of this matter.

## 7. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

| | 2005 | | | 2004 |
|---|---|---|---|---|
| | Current | Long-term | Total | Total |
| Benefits - Law No.4819/58 | 26,355 | - | 26,355 | 61,420 |
| Agreement for acknowledgment and Consolidation of debts | 10,557 | 58,940 | 69,497 | 74,626 |
| Pension benefit payments – Law No. 4819/58 | 3,186 | - | 3,186 | 535 |
| Sale of real property | 2,194 | 12,251 | 14,445 | 15,511 |
| Labor claims – Law No. 4819/58 | - | 37,629 | 37,629 | 12,595 |
| Family allowance – Law No. 4819/58 | - | 2,218 | 2,218 | 2,218 |
| | 42,292 | 111,038 | 153,330 | 166,905 |

### 7.1. Benefits - Law No. 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law No. 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

### 7.2. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law No. 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

### 7.3. Pension benefit payments – Law No. 4819/58

The amount of R$ 3,186 thousand, refers to the remaining balance of pension benefit payments under State Law No. 4819/58, of which R$ 1,426 thousand, is supported by individual injuctions and relates to the period from January to August 2005, and R$ 1,760 thousand, is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September to December 2005, which are paid by Fundação CESP using funds received from the State government and transferred to the Company. This amount is not monetarily restated and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

### 7.4. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243 thousand, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

### 7.5. Labor claims – Law No. 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law No. 4819/58, which are the responsibility of the State government. This balance is not monetarily restated and is not subject to any kind of interest until it is approved by government for payment to the Company.

### 7.6. Family allowance – Law No. 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218 thousand.

## 8. SALE OF ASSETS AND RIGHTS

### Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged to the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

## 9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

### 9.1. Assets

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

| | 2005 | | | 2004 |
|---|---|---|---|---|
| | Income tax | Social contribution tax | Total | Total |
| Allowance for doubtful accounts | 17,198 | 5,544 | 22,742 | 22,742 |
| Reserve for tax contingencies | 29,108 | 10,479 | 39,587 | 34,143 |
| Reserve for labor contingencies | 32,531 | 11,711 | 44,242 | 36,935 |
| Reserve for social security contingencies | 1,706 | 614 | 2,320 | 2,320 |
| Reserve for civil contingencies | 256 | 92 | 348 | 348 |
| | 80,799 | 28,440 | 109,239 | 96,488 |

### 9.2. Liabilities

The balance of R$ 16,374 thousand, in long-term liabilities refers to income tax on gains from sale of CETEMEQ (Note 8). This balance will be settled upon the receipt of respective accounts receivable.

## 10. ESCROW DEPOSITS

The balance of R$ 3,412 thousand, in current assets in 2005 (R$ 3,401 thousand, in 2004) refers to a development fund designed to provide scholarships and training to the Company's qualifying employees. Additionally, the balance of R$ 2,788 thousand as of December 31, 2004 was related to bank deposits made as guarantee for the concession of the Chavantes-Botucatu transmission line, as required by ANEEL.

Due to the uncertainties concerning the final outcome of the lawsuits for which escrow deposits were made, the Company's practice is to maintain the escrow deposits at their nominal amounts, without any kind of monetary restatement. The balance in long-term assets is composed of the following:

| | 2005 | 2004 |
|---|---|---|
| COFINS (tax on revenue) (a) | 38,524 | 38,524 |
| Labor lawsuits (b) | 6,597 | 4,959 |
| Labor lawsuits that are the responsibility of the State government (c) | 5,638 | 3,841 |
| Social security lawsuits - INSS (d) | 6,825 | 6,825 |
| Assessments – ANEEL | 6,317 | 6,317 |
| | 63,901 | 60,466 |

**(a)** Note 19.

**(b)** Note 18.1.

**(c)** Refer to escrow deposits made by the Company for ongoing labor lawsuits, filed by retired employees, which are the responsibility of the São Paulo State.

**(d)** Note 18.3.

**(e)** Refer to two deposits for the purpose of annulling infraction notices issued by ANEEL due to disturbances in the transmission system in February 1999 and January 2002. The first deposit, made on January 17, 2000, in the amount of R$ 3,040 thousand, was required in the annulment action filed by the Company against ANEEL, arising from infraction notice 001/1999-SFE which imposed a fine on the Company under the allegation of violation practices for hindering the inspection work to check disturbances caused by the interruption in the transmission and distribution of electric power in most of the Southeast, South and Central West regions, for not meeting the requirements of the "inspection report" and not complying with the legal obligation to provide adequate service. The second deposit, made on June 17, 2003, in the amount of R$ 3,277 thousand, resulting from infraction notice 005/2002-SFE, on May 7, 2002, relates to the punitive administrative proceeding filed by ANEEL because of the disconnection of the 440 kV transmission line between the Company's substations in the Ilha Solteira and Araraquara Hydroelectric Power Plants. The Company's attorneys understand that it is not possible to determine if the Company will be successful in both cases.

## 11. PREPAID EXPENSES - COFINS AND PIS (TAXES ON REVENUE) REGULATORY ASSETS

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws No. 10,637, of December 30, 2002, No. 10,833, of December 29, 2003, and No. 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of COFINS beginning February 2004 and PIS beginning December 2002.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circulars No. 190 of February 1, 2005 and No. 302 of February 25, 2005, were recorded in long-term assets as "prepaid expenses" with a corresponding entry to "deductions from operating revenues".

Regulatory assets as of December 31, 2005 are composed of:

| | COFINS | PIS | TOTAL |
|---|---|---|---|
| **Recognition** | | | |
| December 2002 to December 2004 | - | 18,191 | 18,191 |
| February 2004 to December 2004 | 44,411 | - | 44,411 |
| January 2005 to December 2005 | 60,744 | 13,053 | 73,797 |
| | 105,155 | 31,244 | 136,399 |
| **Realization** | | | |
| July 2005 to December 2005 | (26,541) | (8,818) | (35,359) |
| | 78,614 | 22,426 | 101,040 |

The Company submitted to ANEEL the calculations related to the increase in PIS and COFINS rates on July 8, 2005, for the period from December 2002 to June 2005, for PIS, and from February 2004 to June 2005, for COFINS, totaling R$ 120,337 thousand. ANEEL Ratifying Resolution No. 149, of June 30, 2005, considered that the effects of said increase in tax rates to be considered in the tariff increase effective from July 2005 to June 2006 would be R$ 78,759 thousand. The Company has been discussing such difference with ANEEL.

The Company has suspended the monetary restatement of such balance until ANEEL issues a final decision. According to instructions from ANEEL, the monetary restatement must be based on the variation of the IGP-M (general market price index).

## 12. PROPERTY, PLANT AND EQUIPMENT

| | 2005 | | | 2004 |
|---|---|---|---|---|
| | Restated Cost | Accumulated Depreciation | Net book value | Net book value |
| **In service** | | | | |
| Intangible assets | 57,000 | - | 57,000 | 56,942 |
| Land | 82,237 | - | 82,237 | 82,105 |
| Buildings, construction and improvements | 578,388 | (331,526) | 246,862 | 257,453 |
| Machinery and equipment | 4,919,338 | (2,183,189) | 2,736,149 | 2,725,400 |
| Vehicles | 28,404 | (23,817) | 4,587 | 7,519 |
| Furniture and fixtures | 21,905 | (11,498) | 10,407 | 10,708 |
| | 5,687,272 | (2,550,030) | 3,137,242 | 3,140,127 |
| **In progress** | 501,994 | - | 501,994 | 364,251 |
| **Special liabilities** | | | | |
| Donations received | (15,890) | - | (15,890) | (9,556) |
| | 6,173,376 | (2,550,030) | 3,623,346 | 3,494,822 |

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

According to Instruction 6.3.10, item 4, of the Accounting Manual for Electric Power Utilities, interest and other financial charges and monetary/exchange variations on funds borrowed from Banco Société Générale to finance the construction of the Miguel Reale substation, were recorded as cost of the asset in the amount of R$ 6,064, relating to the period from January to June 2004, the date of completion of the construction work and the start of commercial operations.

**(a)** Land owned by the Company in São José dos Campos, whose book value is R$ 114 as of December 31, 2005. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 18.2).

**(b)** Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

## 13. TAXES PAYABLE

| | 2005 | 2004 |
|---|---|---|
| Income tax – regulatory asset (a) | 25,236 | 15,627 |
| Social contribution tax - regulatory asset (a) | 9,094 | 5,634 |
| Social contribution tax on capital gain (b) | 5,247 | 5,247 |
| COFINS (tax on revenue) | 7,800 | 7,716 |
| Income tax on interest on capital | 6,307 | 4,314 |
| PIS (tax on revenue) | 1,694 | 1,675 |
| ANEEL inspection fee | 491 | 272 |
| Other | 1,274 | 1,431 |
| | 57,143 | 41,916 |

**(a)** Refer to income and social contribution taxes levied on regulatory asset (see Note 11). The Company consulted with the Federal Revenue Service about the application of clause XI, article 10, of Law No. 10,833/03 and paragraph 3, article 2 of Federal Revenue Service Instruction No. 468/04, and is awaiting a reply to its consultation.

**(b)** Refers to social contribution tax levied on gains on sale of the property named CETEMEQ (Note 8).

## 14. LOANS AND FINANCING

| | 2005 | | | | 2004 |
|---|---|---|---|---|---|
| | | Principal | | | |
| | Charges | Current | Long-term | Total | Total |
| **Foreign currency** | | | | | |
| Financial institutions | 58 | 10,183 | - | 10,241 | 40,160 |
| **Local currency** | | | | | |
| Fundação CESP | - | - | - | - | 17,862 |
| ELETROBRÁS | 7 | 50 | 636 | 693 | 743 |
| | 7 | 50 | 636 | 693 | 18,605 |
| | 65 | 10,233 | 636 | 10,934 | 58,765 |

### 14.1. Financial Institutions

Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528 thousand, equivalent to Euro 41,089 thousand, guaranteed by Banco Real S.A. This loan, which funded the construction of the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis, calculated on the disbursed balance.

This loan is being amortized in ten equal and consecutive semiannual installments, beginning in November 2001 and ending in May 2006.

### 14.2. Fundação CESP

Refers to the Agreement for Acknowledgment of Debt and Other Covenants, signed in November 1997 and ended in November 2005.

Charges were calculated based on the variation of the TR (a managed prime rate) plus interest of 8% per year and added to the principal on a monthly basis. At the end of the agreement, such charges totaled 11.06%.

### 14.3. Long-term amortization schedule

**Refer to agreements in national currency, celebrated with ELETROBRÁS.**

| Maturity | Local |
|---|---|
| 2006 | 50 |
| 2007 | 50 |
| 2008 | 50 |
| 2009 | 50 |
| 2010 | 50 |
| Thereafler | 386 |
| | 636 |

## 15. PAYROLL AND RELATED CHARGES

| | 2005 | 2004 |
|---|---|---|
| INSS (social security contribution) | 4,784 | 4,576 |
| FGTS (severance pay fund) | 2,281 | 2,135 |
| Withholding income tax | 2,545 | 2,297 |
| Scholarship program (a) | 3,408 | 3,685 |
| Other taxes payable | 281 | 170 |
| | 13,299 | 12,863 |

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

## 16. ACCRUED LIABILITIES

| | 2005 | 2004 |
|---|---|---|
| Vacation and vacation bonus | 19,178 | 17,878 |
| Payroll charges on 13th salary, vacation and vacation bonus | 7,977 | 7,585 |
| Employee profit sharing (a) | 16,448 | 13,448 |
| | 43,603 | 38,911 |

(a) Employee profit sharing was recorded according to the terms of Decree No. 41,497/96, observing the provisions of the 2005/2006 Collective Bargaining.

## 17. ACCOUNTS PAYABLE

The amounts of R$ 8,949 thousand, (R$ 13,641 thousand in 2004), classified in Current liabilities, and R$ 224,961 thousand (R$ 220,954 thousand in 2004), classified in Long-term liabilities, refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 233,910 thousand (R$ 234,595 thousand in 2004), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, restated based on the greater of actuarial cost variation (General Price Index - Internal Availability (IGP-DI) plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2005 and 2004, as required by CVM Resolution No. 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities (Note 27).

## 18. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company may incur a loss, as follows:

| | Likelihood of loss | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Probable | | Possible | | Remote | | Total | |
| Type | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 | 2005 | 2004 |
| Labor | 130,124 | 108,631 | 6,049 | 23,877 | 198,636 | 151,438 | 334,809 | 283,946 |
| Civil | 1,023 | 1,023 | 1,173 | 138 | 10,716 | 1,345 | 12,912 | 2,506 |
| Tax - municipal real estate tax | 116,430 | 100,421 | - | - | - | - | 116,430 | 100,421 |
| Social security - INSS | 6,825 | 6,825 | - | - | - | - | 6,825 | 6,825 |
| | 254,402 | 216,900 | 7,222 | 24,015 | 209,352 | 152,783 | 470,976 | 393,698 |

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

- **Probable** - the future event or events is/are likely to occur;
- **Possible** - the chance of the future event or events occurring is more than remote, but less than probable; and
- **Remote** - the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

### 18.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

### 18.2. Tax - municipal real estate tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

### 18.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825 thousand, which was recorded in long-term assets, under "Escrow deposits" (Note 10).

## 19. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recorded provisions and the related escrow deposits up to January 2004. Beginning February 2004, when Law No. 10,833 of December 29, 2003 entered into effect, establishing that COFINS is not cumulative, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524 thousand, recorded in long-term assets, under "Escrow deposits" (Note 10). Accrued taxes and escrow deposits are not monetarily restated.

## 20. SPECIAL LIABILITIES – REVERSAL/AMORTIZATION

Refer to funds derived from the reversal and amortization reserve and a portion of the monthly quotas of the Global Reserve for Reversion (RGR), related to investments in electricity service expansion and repayment of loans obtained for the same purpose, until December 31, 1971. The Concession Authority has not defined how these liabilities will be settled.

## 21. SHAREHOLDERS' EQUITY

### 21.1. Capital

The Company's authorized capital is R$ 1,469,090 thousand, represented by R$ 615,696 thousand in common shares and R$ 853,394 thousand in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000 thousand, represented by 62,558,663 thousand common shares and 86,726,372 thousand preferred shares, totaling 149,285,035 thousand shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

## 21.2. Ownership structure

As of December 31, the Company's main shareholders are as follows:

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Number of shares - in units | | | | | |
| | Common | % | Preferred | % | Total | % |
| **Government of the State of São Paulo And related companies - (control)** | | | | | | |
| State Finance Department | 38,270,778,120 | 61.18 | 11,591,729,635 | 13.37 | 49,862,507,755 | 33.40 |
| CESP – Cia. Energética de São Paulo | - | - | 2,415,888,838 | 2.78 | 2,415,888,838 | 1.62 |
| Companhia do Metropolitano de São Paulo – METRÔ | 1,979,332,142 | 3.16 | - | - | 1,979,332,142 | 1.33 |
| Other | 8,777,700 | 0.01 | 3,489,444 | - | 12,267,144 | - |
| | 40,258,887,962 | 64.35 | 14,011,107,917 | 16.15 | 54,269,995,879 | 36.35 |
| **Other - (outstanding shares)** | | | | | | |
| Centrais Elétricas Brasileiras S.A. - ELETROBRÁS | 6,160,836,510 | 9.85 | 46,522,459,775 | 53.64 | 52,683,296,285 | 35.29 |
| Federal Government | 9,556,150,967 | 15.28 | - | - | 9,556,150,967 | 6.40 |
| BNDES Part S.A. BNDESPAR | - | - | 2,476,097,206 | 2.86 | 2,476,097,206 | 1.66 |
| Credit S Fir Bos Eur Limited | 357,600,000 | 0.57 | 1,319,458,000 | 1.52 | 1,677,058,000 | 1.12 |
| Pension plan for Banco do Brasil's employees | 296,439,000 | 0.47 | 1,348,157,697 | 1.55 | 1,644,596,697 | 1.10 |
| PETROS - Petrobras pension plan | - | - | 1,627,209,138 | 1.88 | 1,627,209,138 | 1.09 |
| Morgan Stanley Uruguay Ltda | 28,600,000 | 0.05 | 1,307,800,000 | 1.51 | 1,336,400,000 | 0.90 |
| Merrill Lynch International | 278,400,000 | 0.44 | 775,600,000 | 0.89 | 1,054,000,000 | 0.71 |
| LIGHTPAR - Light Participações S.A. | - | - | 979,189,800 | 1.13 | 979,189,800 | 0.66 |
| The Bank of New York - ADR Department | 36,999,000 | 0.06 | 74,950,200 | 0.09 | 111,949,200 | 0.07 |
| **Directors** | - | - | 212,710 | - | 212,710 | - |
| **Board of Directors** | 27 | - | 23,776 | - | 23,803 | - |
| **Fiscal Council** | - | - | - | - | - | - |
| Other (a) | 5,584,749,337 | 8.93 | 16,284,105,974 | 18.78 | 21,868,855,311 | 14.65 |
| | 22,299,774,841 | 35.65 | 72,715,264,276 | 83.85 | 95,015,039,117 | 63.65 |
| | 62,558,662,803 | 100.00 | 86,726,372,193 | 100.00 | 149,285,034,996 | 100.00 |

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Number of shares - in units | | | | | |
| | Common | % | Preferred | % | Total | % |
| **Government of the State of São Paulo And related companies - (control)** | | | | | | |
| State Finance Department | 33,134,660,880 | 52.97 | 6,321,251,879 | 7.29 | 39,455,912,759 | 26.43 |
| Banco Nossa Caixa S.A. (b) | 5,136,117,240 | 8.21 | 7,686,364,200 | 8.86 | 12,822,481,440 | 8.59 |
| Companhia do Metropolitano de São Paulo - METRÔ | 1,979,332,142 | 3.16 | - | - | 1,979,332,142 | 1.33 |
| Other | 8,777,700 | 0.01 | 153,576,465 | 0.18 | 162,354,165 | 0.10 |
| | 40,258,887,962 | 64.35 | 14,161,192,544 | 16.33 | 54,420,080,506 | 36.45 |
| **Other - (outstanding shares)** | | | | | | |
| Centrais Elétricas Brasileiras S.A. - ELETROBRÁS | 6,160,836,510 | 9.85 | 46,626,881,775 | 53.76 | 52,787,718,285 | 35.36 |
| Federal Government | 9,556,150,967 | 15.28 | - | - | 9,556,150,967 | 6.40 |
| BNDES Part S.A. BNDESPAR | - | - | 2,950,169,191 | 3.40 | 2,950,169,191 | 1.98 |
| Pension plan for Banco do Brasil's employees | 296,439,000 | 0.47 | 1,348,157,697 | 1.56 | 1,644,596,697 | 1.10 |
| L Parisotto Participações Ltda. | - | - | 1,100,000,000 | 1.27 | 1,100,000,000 | 0.74 |
| LIGHTPAR - Light Participações S.A. | - | - | 979,189,800 | 1.13 | 979,189,800 | 0.66 |
| PETROS - Petrobras pension plan | - | - | 933,109,138 | 1.07 | 933,109,138 | 0.62 |
| Wisteria Holdings LLC | 691,424,140 | 1.11 | 6,400,000 | 0.01 | 697,824,140 | 0.47 |
| ABN AMRO Funds | - | - | 639,000,000 | 0.74 | 639,000,000 | 0.43 |
| The Bank of New York - ADR Department | 36,999,000 | 0.06 | 85,153,200 | 0.10 | 122,152,200 | 0.08 |
| **Directors** | - | - | 212,710 | - | 212,710 | - |
| **Board of Director** | 30 | - | 23,806 | - | 23,836 | - |
| **Fiscal Council** | - | - | - | - | - | - |
| Other (a). | 5,557,925,194 | 8.88 | 17,896,882,332 | 20.63 | 23,454,807,526 | 15.71 |
| | 22,299,774,841 | 35.65 | 72,565,179,649 | 83.67 | 94,864,954,490 | 63.55 |
| | 62,558,662,803 | 100.00 | 86,726,372,193 | 100.00 | 149,285,034,996 | 100.00 |

(a) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

(b) According to the news release of June 14, 2005, the Company communicated that Banco Nossa Caixa S.A. transferred all of its shares to the State Finance Department.

## 21.3. Shareholders holding more than 5% of voting capital

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Number of shares - in units | | | | | |
| | Common | % | Preferred | % | Total | % |
| **Centrais Elétricas Brasileiras S.A. - ELETROBRÁS** | | | | | | |
| Federal Government | 264,328,120,835 | 58.41 | 17,595,501,100 | 15.68 | 281,923,621,935 | 49.92 |
| BNDESPAR | 66,878,975,753 | 14.78 | - | - | 66,878,975,753 | 11.84 |
| National Development Fund (FND) | 22,810,794,898 | 5.04 | - | - | 22,810,794,898 | 4.04 |
| Other | 98,493,872,064 | 21.77 | 94,641,986,275 | 84.32 | 193,135,858,339 | 34.20 |
| | 452,511,763,550 | 100.00 | 112,237,487,375 | 100.00 | 564,749,250,925 | 100.00 |
| **BNDESPAR** | | | | | | |
| National Bank for Economic and Social Development (BNDES) | 1 | 100.00 | - | - | 1 | 100.00 |
| **BNDES** | | | | | | |
| Federal Government | 6,273,711,452 | 100.00 | - | - | 6,273,711,452 | 100.00 |

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Number of shares - in units | | | | | |
| | Common | % | Preferred | % | Total | % |
| **Banco Nossa Caixa S.A.** | | | | | | |
| State Finance Department | 35,678,562 | 99.99 | - | - | 35,678,562 | 99.99 |
| Other | 17 | 0.01 | - | - | 17 | 0.01 |
| | 35,678,579 | 100.00 | - | - | 35,678,579 | 100.00 |
| **Centrais Elétricas Brasileiras S.A. - ELETROBRÁS** | | | | | | |
| Federal Government | 264,328,120,835 | 58.41 | 17,595,501,100 | 20.70 | 281,923,621,935 | 52.45 |
| BNDESPAR | 67,516,953,798 | 14.92 | 346,083,390 | 0.41 | 67,863,037,188 | 12.63 |
| National Development Fund (FND) | 22,810,794,898 | 5.04 | - | - | 22,810,794,898 | 4.24 |
| Other | 97,855,894,019 | 21.63 | 67,049,172,840 | 78.89 | 164,905,066,859 | 30.68 |
| | 452,511,763,550 | 100.00 | 84,990,757,330 | 100.00 | 537,502,520,880 | 100.00 |
| **BNDESPAR** | | | | | | |
| National Bank for Economic and Social Development (BNDES) | 1 | 100.00 | - | - | 1 | 100.00 |
| **BNDES** | | | | | | |
| Federal Government | 6,273,711,452 | 100.00 | - | - | 6,273,711,452 | 100.00 |

### 21.4. Capital reserves

The balance of capital reserves as of December 31, 2005 remained unchanged in relation to the prior year.

| | 2005/2004 |
|---|---|
| Investment grants - CRC | 1,802,084 |
| Interest on financing for property, plant and equipment – Capital (a) | 633,053 |
| Investment grants | 150,489 |
| Tax incentives – FINAM (Amazon Investment Fund) | 6,743 |
| | 2,592,369 |

(a) Refers to interest on financing for property, plant and equipment in progress, which can only be used for capital increase. In 1999, the Company discontinued this practice, as allowed by the Accounting Manual for Electric Power Utilities.

### 21.5. Profit reserves

| | 2005 | 2004 |
|---|---|---|
| Legal reserve | 86,894 | 63,480 |
| Statutory reserve | 46,200 | 46,200 |
| Unrealized profit reserve | 46,800 | 48,249 |
| | 179,894 | 157,929 |

**a. Legal reserve**

Recognized at 5% of net income, before any allocation, up to the limit of 20% of capital.

**b. Statutory reserve**

The Company's bylaws establish the recognition of this reserve at the rate of 20% of net income, less legal reserve and mandatory minimum dividends, up to the limit of 10% of capital. As of December 31, 2002, with the allocation of a portion of the net income for that year, this reserve reached its limit and no other allocations in subsequent years were necessary.

**c. Unrealized profit reserve**

Unrealized profits result from a credit balance of monetary restatement of permanent assets and shareholders' equity through 1995. This reserve is realized in proportion to the depreciation of property, plant and equipment. The realized amounts are monthly transferred to the retained earnings account.

### 21.6. Payment of dividends to shareholders

Pursuant to article 32, paragraph 1, of the Company's bylaws (with wording approved at the Extraordinary Shareholders' Meeting on February 2, 2006), the dividend payment will be made semiannually. Additionally, article 33 of the bylaws determines that mandatory dividends, calculated on paid-up capital for each type of share, will be:

- 10% per year for preferred shares; and
- if there are sufficient funds, 10% per year for common shares.

#### a. Interest on capital

According to Law No. 9249, of December 26, 1995, legal entities computing taxes based on taxable income may pay interest on capital to their shareholders, provided that there is income earned before payment of interest on capital, or interest on retained earnings and profit reserves, limited in both situations to 50% of the amount of the respective accounts, with tax deduction of the interest paid or credited to the shareholders.

In 2005, the Board of Directors resolved to pay interest on capital to shareholders in the amount of R$ 239,354 thousand.

| Resolution | | Payment |
|---|---|---|
| Date | Amount | Date |
| 06/13/05 | 54,354 | 12/01/05 |
| 09/12/05 | 95,000 | 10/07/05 |
| 12/19/05 | 90,000 | 01/13/06 |
| | 239,354 | |

According to paragraph 7, article 9 of Law No. 9249/95, interest on capital credited or paid may be attributed to dividends set forth in article 202 of Law No. 6404/76 and paragraph 3, article 32 of the Company's bylaws.

b. Allocation of income

| | 2005 | 2004 |
|---|---|---|
| Net income | 468,277 | 348,778 |
| Recognition of legal reserve – 5% | (23,414) | (17,439) |
| Realization of unrealized profit reserve – Supplementary monetary restatement - Law No. 8200/91 | 1,449 | 1,530 |
| Calculation basis for dividends payable | 446,312 | 332,869 |
| Interest on capital payable | (239,354) | (75,000) |
| Balance available for resolution at Annual Shareholders' Meeting | 206,958 | 257,869 |
| **Proposed Destination** | | |
| Supplementary dividends | 97,300 | - |
| Retained earnings | 109,658 | 257,869 |
| | 206,958 | 257,869 |
| **Payments for the year** | | |
| Interest on capital | 239,354 | 75,000 |
| Supplementary dividends | 97,300 | - |
| | 336,654 | 75,000 |
| **Mandatory minimum dividends** | 46,200 | 46,200 |

After allocation of a portion of the year's net income to reserves, dividends on net income were R$ 446,312 thousand which, less interest on capital of R$ 239,354 thousand amounted to R$ 206,958 thousand.

Management proposes the allocation of R$ 97,300 thousand as supplementary dividends, which cumulatively with interest on capital in the form of dividends, total R$ 336,654 thousand equivalent to 71.89% of net income for the year, corresponding to R$ 2.26 per thousand shares (preferred and common).

c. Justification for allocation of income

The revision of the business budget for 2006, approved by the Board of Directors on March 13, 2006, estimates investments of R$ 687,100 thousand, considering the expansions authorized by ANEEL and other investments estimated by the Company in the maintenance and improvement of existing assets. Considering all sources and uses of funds estimated for 2006, the capital budget for 2006 is as shown below.

**Capital Budget for 2006 – Cash Flows (*)**

| | |
|---|---|
| **Sources** | |
| Net operating revenue | 1,221,500 |
| Financial income and amortization | 115,500 |
| Other revenues | 17,000 |
| | 1,354,000 |
| **Uses** | |
| Operating expenses | (590,400) |
| Financial expenses | (14,700) |
| Interest on capital | (117,200) |
| Taxes | (105,900) |
| Advances – lawsuits | (111,770) |
| Amortization | (16,200) |
| | (956,170) |
| **Investments** | |
| Support and expansion | (607,800) |
| Improvements and maintenance | (79,300) |
| | (687,100) |
| | (1,643,270) |
| **Subtotal cash generation for the year** | (289,270) |
| **Supplementary dividends for 2005** | (97,300) |
| **Cash generation for the year** | (386,570) |

(*) Unaudited

The capital budget shown above considers the Company's corporate condition as of March 13, 2006, i.e., the condition as a company controlled by the Government of the State of São Paulo. Pursuant to the financial rules of the National Monetary Council (CMN), such condition currently imposes restrictions on access by the Company to certain types of bank financing, especially financing from the BNDES (National Bank for Economic and Social Development), whose costs are compatible with the expected return on electric power transmission projects. On the other hand, the budget also considers uncertainties concerning the Company's periodic tariff revision process in the current ownership condition (Note 22.2), as well any cash needs to settle obligations arising from court decisions related to Law No. 4819/58 (Note 32.2).

The proposed capital budget forecasts allocation of supplementary dividends of R$ 97,300 thousand relating to fiscal 2005 for payment in 2006. In this respect, the Company's negative cash generation in 2006 would be borne through the partial use of the cash reserves existing as of December 31, 2005, in the amount of R$ 684,917 thousand which, considering the estimates shown, will be R$ 298,347 thousand at the end of 2006, which is considered an adequate level due to the uncertainties inherent in the Company's business and operating requirements.

Considering the proposed capital budget and based on article 196 of Law No. 6404/76 and CVM Instruction No. 59/86, Management proposes for the Annual Shareholders' Meeting retaining the remaining balance of income, in the amount of R$ 109,658 thousand in the retained earnings account.

On one hand, the current controlling shareholder works with the intention of selling its controlling shares in CTEEP (Note 32.1). On the other hand, the current Management must presently consider the current ownership condition of the Company for budgetary and operating purposes, having the due prudence with respect to the current financing restrictions imposed on government-controlled companies in general. Any change in the Company's ownership condition, with its privatization, may require a new definition of its budget issues, which may involve an analysis of allocation of retained earnings.

## 22. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement No. 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the Allowed Annual Revenue (RAP) from electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific legislation to be issued by ANEEL.

ANEEL provisionally authorized, through Resolution No. 149, of June 30, 2005, an increase in the RAP based on the variation of the IGP-M (general market price index) for the period from July 1, 2005 to June 30, 2006, until the periodic review is performed. The effects of such review must be applied retroactively to July 1, 2005.

Revenue from electricity network usage charges, accumulated through December 2005, amounted to R$ 1,276,361 thousand including R$ 144,324 thousand relating to new projects that started commercial operations after December 31, 1999.

### 22.1 RAP of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the "Miguel Reale Substation Expansion" project, whose investment value used to calculate the RAP was R$ 323,236 thousand.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164 thousand.

Due to the reduction in the investments in said project, the related annual amount of the RAP for July 2005 was then reduced by R$ 32,251 thousand. The Company considers this reduction invalid and filed Official Circular OF/F/2828, dated July 8, 2005, with ANEEL requesting its restoration.

### 22.2 Subsequent Event – Public Hearing for Periodic Tariff Revision

On February 16, 2006, ANEEL approved a Public Hearing through exchange of documents in order to obtain background information to improve the regulation to be issued by ANEEL, which establishes the methodology for the periodic tariff revision of CTEEP, according to the Significant Event Notice of the Company of February 17, 2006. The period for ANEEL to receive contributions to improve its regulation started on February 17, 2006 and ended on March 3, 2006. As a result, on March 15, 2006, ANEEL publicly announced Ratifying Resolution No. 297 concerning the periodic review of CTEEP's revenue.

## 23. GROSS OPERATING REVENUE

| | 2005 | 2004 |
|---|---|---|
| **Basic network** | | |
| Existing assets | 889,210 | 658,756 |
| New investments | 135,422 | 82,554 |
| Surplus/deficit | (2,932) | 26,223 |
| | 1,021,700 | 767,533 |
| **Other transmission facilities** | | |
| Existing assets | 204,045 | 374,618 |
| New investments | 8,902 | 7,391 |
| | 212,947 | 382,009 |
| **Charges** | | |
| Fuel Consumption Account – CCC | 28,430 | 11,450 |
| Energy Development Account – CDE | 16,247 | 5,896 |
| Proinfa | 610 | - |
| | 45,287 | 17,346 |
| **Adjustment** | (3,573) | (11,024) |
| | 1,276,361 | 1,155,864 |

## 24. OTHER REVENUES

Other operating revenues, totaling R$ 44,303 thousand (R$ 5,645 thousand in 2004), refer primarily to rent of the network to a fixed telephony company and provision of maintenance and technical analysis services contracted by third parties.

In November 2005, the Company received R$ 35,519 thousand from the agreement with Telecomunicações de São Paulo S.A. – TELESP for the use by TELESP of CTEEP's transmission network, in the period from July 2002 to December 2005. Concurrently, an agreement for the same subject matter was signed, with 36 monthly installments of R$ 743 thousand, starting on December 1, 2005 and ending on November 30, 2008, adjusted based on the annual variation of the IGP-M (general market price index).

## 25. FINANCIAL (EXPENSES) INCOME

| | 2005 | 2004 |
|---|---|---|
| **Income** | | |
| Income from temporary cash investments | 120,124 | 66,386 |
| Interest on accounts receivable – State Finance Department | 7,587 | 18,397 |
| Revenue deductions – COFINS | - | (4,404) |
| Revenue deductions – PIS | - | (1,036) |
| Other | 4,823 | 1,192 |
| | 132,534 | 80,535 |
| **Expenses** | | |
| Debt charges | (10,510) | (14,030) |
| CPMF (tax on banking transactions) | (6,652) | (5,460) |
| RGR (global reserve for reversion) | (1,116) | (1,116) |
| Charges on taxes – CETEMEQ | (922) | (717) |
| Other | (566) | (776) |
| | (19,766) | (22,099) |
| **Monetary variations** | | |
| Assets | 19,162 | 23,351 |
| Liabilities | (8,766) | (19,572) |
| | 10,396 | 3,779 |

## 26. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

### 26.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Income tax | Social contribution tax | Income tax | Social contributio n tax |
| **Income before taxes** | 358,359 | 358,359 | 425,546 | 425,546 |
| **Expected tax expense** | (89,590) | (32,252) | (106,387) | (38,299) |
| **Taxes on:** | | | | |
| Amortization of negative goodwill | 7,602 | 1,860 | 7,602 | 1,860 |
| COFINS – Under litigation | - | | 1,107 | |
| Other | (13,545) | (3,511) | (14,328) | (3,323) |
| | (5,943) | (1,651) | (5,619) | (1,463) |
| **Effective tax expense** | (95,533) | (33,903) | (112,006) | (39,762) |

### 26.2. Analytical statement of taxes

| | 2005 | | 2004 | |
|---|---|---|---|---|
| | Income tax | Social contribution tax | Income tax | Social contribution tax |
| **Income before taxes** | 358,359 | 358,359 | 425,546 | 425,546 |
| Tax with injunction – COFINS | - | - | 1,107 | - |
| Reserve for labor contingencies | 21,493 | 21,493 | 27,277 | 27,277 |
| Reserve for tax contingencies – IPTU | 16,009 | 16,009 | 14,183 | 14,183 |
| Provision for Voluntary Termination Program | - | - | 7,202 | 7,202 |
| Provision for employee profit sharing | 16,448 | 16,448 | 13,448 | 13,448 |
| Allowance for doutbful accounts | - | - | 3,297 | 3,297 |
| Allowance for losses – FINAM | 851 | 851 | 2,905 | 2,905 |
| Negative goodwill on acquisition of investment | 30,407 | 20,670 | 30,407 | 20,670 |
| Reversal of provisions | (20,645) | (20,645) | (28,951) | (28,951) |
| Regulatory asset – Recognition | (73,797) | (73,797) | (62,602) | (62,602) |
| Regulatory asset – Realization | 35,359 | 35,359 | - | - |
| Rouanet Law | 650 | 650 | 900 | 900 |
| Other | 504 | 365 | 215 | 82 |
| **Income – Calculation basis** | 385,638 | 375,762 | 434,934 | 423,957 |
| Rate of 15% | (57,846) | | (65,240) | |
| Rate of 10% | (38,539) | | (43,469) | |
| Rate of 9% | | (33,819) | | (38,156) |
| Tax incentives | 1,086 | | 1,141 | |
| **Provision for income and social contribution taxes** | (95,299) | (33,819) | (107,568) | (38,156) |
| **Deferred income and social contribution taxes** | | | | |
| Reserve for labor contingencies | 5,373 | 1,934 | 6,819 | 2,455 |
| Reserve for tax contingencies – IPTU | 4,002 | 1,441 | 3,546 | 1,276 |
| Regulatory asset – Recognition | (18,449) | (6,641) | (15,627) | (5,634) |
| Regulatory asset – Realization | 8,840 | 3,182 | - | - |
| Other provisions | - | - | 824 | 297 |
| | (234) | (84) | (4,438) | (1,606) |
| **Income and social contribution tax expenses** | (95,533) | (33,903) | (112,006) | (39,762) |

## 27. PENSION PLANS

Fundação CESP maintains pension plans for the Company's employees.

### 27.1. Plan "A" – retirement benefits

Law No. 4819/58, applicable to employees hired through May 13, 1974, establishes retirement, leave allowance and family allowance benefits. The funds necessary to cover the expenses of this plan are the responsibility of the proper agencies of the State of São Paulo Government.

### 27.2. Plans "B" and"B1" – retirement benefits

Plans "B" and "B1", regulated by Law 6435/77 and managed by Fundação CESP, are sponsored by the Company and provide pension benefits, whose reserves are established under the financial capitalization method.

Plan "B" refers to the BSPS (Settled Proportional Pension Plans), calculated as of December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with prevailing regulation, and its financial and economic balance is adjusted to that of those dates. The annual actuarial technical result of this plan (deficit or surplus) is under the Company's responsibility.

On January 1, 1998 (CTEEP) and April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines equal contributions and responsibilities between the Company and participants, for purposes of maintaining the plan's actuarial economic and financial balance. This plan provides pension benefits to its employees, former employees and respective beneficiaries, for the purpose of supplementing benefits granted by the government social security plan. The plan is a mixed model, made up of 70% of defined benefit and 30% of defined contribution.

### 27.3. PSAP Plan – Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the former EPTE, were financially merged, and the individual characteristics of the respective plans were maintained, thus establishing the PSAP Plan – Transmissão Paulista.

### 27.4. Statement – CVM Resolution No. 371/00

The main economic and financial information regarding the PSAP plan (CTEEP/EPTE), in accordance with CVM Resolution No. 371/00 and based on the actuarial reports, is as follows:

**a. Reconciliation of assets and liabilities**

| | 2005 | 2004 |
|---|---|---|
| Fair value of assets | 1,309,879 | 1,144,089 |
| Total actuarial liabilities | (1,344,498) | (1,182,715) |
| Gains to be recognized in future years | (149,664) | (169,409) |
| Net liabilities | (184,283) | (208,035) |

Therefore, based on the valuation prepared by independent actuaries for calculating actuarial obligations, there are no additional liabilities to be recognized as of the Company's balance sheet date, except commitments already recognized in the form of acknowledgement of debt, which amount to R$ 233,910 thousand (R$ 234,595 thousand in 2004) (Note 17), and which, therefore, exceed net liabilities determined by actuarial valuations, as shown above.

b. **Changes in the plan's assets**

| | 2005 | 2004 |
|---|---|---|
| Fair value of assets at beginning of year | 1,144,089 | 866,411 |
| Employer's contributions | 29,376 | 42,260 |
| Employee's contributions | 5,199 | 5,342 |
| Return on investments | 168,042 | 263,443 |
| Benefits paid | (37,138) | (33,897) |
| Transfer from defined contribution to defined benefit | 311 | 530 |
| Fair value of assets at end of year | 1,309,879 | 1,144,089 |

c. **Changes in actuarial liabilities**

| | 2005 | 2004 |
|---|---|---|
| Present value of net actuarial obligation at beginning of year | 1,182,715 | 1,036,488 |
| Current service cost | 10,105 | 9,090 |
| Cost of interest | 152,452 | 161,070 |
| Actuarial loss | 36,053 | 9,434 |
| Benefits paid | (37,138) | (33,897) |
| Transfer from defined contribution to defined benefit | 311 | 530 |
| Present value of net actuarial obligation at end of year | 1,344,498 | 1,182,715 |

d. **Plan Participants**

| | 2005 | 2004 |
|---|---|---|
| Active employees | 2,862 | 2,910 |
| Inactive employees | | |
| Retired | 680 | 654 |
| Retired for disability | 34 | 24 |
| Pensioners | 55 | 47 |
| | 769 | 725 |
| | 3,631 | 3,635 |

e. Actuarial Assumptions

| | 2005 | 2004 |
|---|---|---|
| Discount rate for present value of actuarial liability | 10.24% | 12.89% |
| Estimated return on plan assets | 10.24% | 12.89% |
| Salary growth rate | 7.12% | 9.18% |
| Adjustment rate for continued benefits | 4.00% | 6.00% |
| Benefit/salary capacity factor to maintain purchasing power | 97.84% | 97.75% |
| Turnover rate | Null | Null |
| General mortality table | GAM-83 | GAM-83 |
| Disability table | Light-Média | Light-Média |
| Disabled mortality table | IAPB-55 | IAPB-55 |
| Active employee mortality table | Hamza Method | Hamza Method |

### 27.5. Other benefits

In addition to the plan's benefits, the Company offers its employees other benefits, such as medical, hospital and dental care, which are also managed by Fundação CESP.

## 28. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

## 29. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

### 29.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 135 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 22 concessionaires and other agents, with a bank guarantee clause (Note 6).

### 29.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years (Note 22).

### 29.3. Liquidity Risk

As established by a State Decree, the Company centralizes its financial investments in Banco Nossa Caixa S.A. (Note 5).

### 29.4. Exchange Risk

The Company has only one foreign currency financing agreement, with final maturity in May 2006, in the amount of Euro 3,699,000 as of the date of the financial statements. Given the amount at risk, said financing is not hedged (Note 14).

### 29.5. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index – Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 17).

The carrying amounts of the financial instruments, compared with the amounts that might be obtained in active market trading, or in absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

## 30. INSURANCE

Specification by type of risk and the effective period of the Company's insurance policies is as follows.

| | | Insured amount | | Premium | |
|---|---|---|---|---|---|
| Risks | Effective period | US$ Mil | R$ Mil | US$ Mil | R$ Mil |
| Assets | 11/02/05 to 11/02/06 | - | 2,205,906 | - | 5,308 |
| Aircraft | | | | | |
| Civil Liability/Hull | 11/02/05 to 11/02/06 | 35,411 | - | 48 | - |
| RETA | 11/02/05 to 11/02/06 | - | 198 | - | 2 |
| General civil liability | 10/17/05 to 10/17/06 | - | 10,000 | - | 258 |
| Domestic transportation | 10/01/05 to 10/01/06 | - | 230,000 | - | 41 |
| Collective personal accidents | 05/01/05 to 05/01/06 | - | 112,759 | - | 10 |
| | | 35,411 | 2,558,863 | 48 | 5,619 |

### 30.1. Assets

Coverage for risks of fire and electric damage to equipment installed in the transmission substations, buildings and respective contents, inventories and facilities.

### 30.2. Aircraft

Mandatory coverage for the Air Carrier Liability (RETA), Hull and Civil Liability (LUC) for the air fleet.

### 30.3. General civil liability

Coverage for repairs due to involuntary, personal and/or material damages to third parties, resulting from the Company's operations.

### 30.4. Domestic transportation

Coverage for damages to goods and equipment transported by the Company in Brazil.

### 30.5. Collective personal accidents

Coverage for personal accidents to executives, interns and apprentices.

## 31. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily restating said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the mentioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its legal counsel, is only liable for the payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right by filing a special appeal in the Superior Court of Justice and an extraordinary appeal in the Federal Supreme Court. On the other hand, the Company has not recognized a reserve for the remaining contingency, currently estimated at R$ 782,967 thousand which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

## 32. SIGNIFICANT EVENTS AND SUBSEQUENT EVENTS

### 32.1. Privatization Process

#### a. Company's inclusion in the State Privatization Program

On May 21, 2005, the Official Gazette of the State published Law No. 11,930, of May 20, 2005, which, amending Law No. 9361/96, included CTEEP in the State Privatization Program.

#### b. Significant Events

- **July 12, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information previously disclosed to the market regarding its privatization process, that the Government of the State of São Paulo, through the Steering Committee of the State Privatization Program (PED), charged CESP - Companhia Energética de São Paulo with the task of making the arrangements for the privatization of CTEEP. In this respect, CESP must publish in the Official Gazette of the State of São Paulo and other newspapers with large nationwide circulation, on July 13, 2005, an announcement relating to Bidding Notice so as to contract services for business valuation, modeling and sale of shares issued by CTEEP owned by the controlling shareholder".

- **October 14, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista communicates, supplementing the information contained in the Significant Event Notice of July 12, 2005, that CESP - Companhia Energética de São Paulo informed that the procedures for hiring of consultants for performance of services of business valuation, sale modeling and sale of shares representing the ownership control of CTEEP had been concluded, as recommended by the Steering Committee of the State Privatization Program on June 9, 2005, and approved by the Governor. As a result, the aforementioned services contracted by CESP have begun."

- **February 14, 2006**

*"CTEEP – Companhia de Transmissão de Energia Paulista, in compliance with CVM Instruction No. 358/02, communicates that:*

*1 – The process of privatization of CTEEP – Companhia de Energia Elétrica Paulista, as announced by this Company since the beginning of the process, is coordinated by the Steering Committee of the State Privatization Program of the Government of the State of São Paulo.*

*2 – Official information regarding said privatization program, including lot of shares to be sold, was disclosed in the Public Hearing held at the São Paulo Stock Exchange (BOVESPA) on December 21, 2005, according to CTEEP's news release at that date.*

*3 – The Government of the State of São Paulo, by means of the State Privatization Program, announced on February 10, 2006, as available to interested parties at the website of CESP – Companhia Energética de São Paulo (www.cesp.com.br), the basic guidelines of said Notice for sale of the ownership control of CTEEP. This is not a disclosure of the Notice, which is still pending approval by the Steering Committee of the State Privatization Program, establishing the minimum price and others. The announcement says that the conditions for the privatization of CTEEP will be disclosed by means of a Notice, not yet approved by the Steering Committee of the State Privatization Program.*

*4 – The Steering Committee of the State Privatization Program has not yet approved the minimum price, definitive date of privatization auction and other conditions for the intended sale, which must be included in the respective Notice to be approved and disclosed to the market. The stages of the process as stated in the aforementioned basic guidelines refer only to a tentative schedule.*

*5 – News disclosed by the media regarding the possible minimum price of the shares to be sold, definitive date of the auction, aspects of the new concession agreement and any impact of tariff revision, are not confirmed by CTEEP, since they depend on definitions to be established by ANEEL and, finally, by the Steering Committee of the State Privatization Program. Likewise, CTEEP cannot confirm news about the allocation of the proceeds from its privatization, since this matter is not the Company's responsibility".*

**32.2. Supplementary Pension Plan Regulated Law No. 4819/58**

**a. Significant Event**

- **July 19, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by Law No. 4819/58. This plan is for employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit 1339/2005-1), authorizing Fundação CESP to resume processing the benefit payments established by Law No. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the web site of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC - 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries retirement and pension payments established by State Law No. 4819/58; such decision has not yet been published, nor has the Company been notified of it.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo".

**b. Status as of December 31, 2005**

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to October 27, 2005, the amount of R$ 87,710 thousand for payment of benefits under Law No. 4819/58, having received from the State Finance Department the amount of R$ 85,950 thousand for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department is being claimed by the Company at the administrative level. The decision of the 49th Labor Court currently covers 5,461 beneficiaries under Law No. 4819/58.

The aforementioned decision of the Regional Labor Court has not yet produced any effects, since for the Claim for Correction regarding said decision, an injunction was granted suspending its effects.

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of Law No. 4819/58, excluding possible benefits, granted by the related regulation, that surpass or that are in conflict with the specific legislation.

c. **Subsequent Events – Significant Events**

- **January 27, 2006**

*"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in note 21 of the interim financial statements of CTEEP as of September 30, 2005.*

*The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49Th Labor Court applies currently to 5,528 beneficiaries. The State Finance Department continues paying directly 794 benefits established by State Law No. 4819/58.*

*CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility to the benefit payments established by State Law No. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests".*

- **February 24, 2006**

*"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 thousand to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the benefit payments established by State Law No. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652 thousand.*

*CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the benefit payments established by State Law No. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests".*

**d. Current Situation**

*In view of the Significant Event Notices above, the State Attorney General, by Official Letter 01/2006, dated February 10, 2006, and respective Technical Note 01/2006, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49$^{th}$ Labor Court. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision. The Technical Note estimates that such disallowances, started in January 2006, may total R$ 111,770 thousand this year, considering salaries paid in 2005 and 6,287 beneficiaries.*

*According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the benefit payment established by State Law No. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "accounts receivable – São Paulo State Finance Deparment".*

# ATTACHMENT I

## STATEMENTS OF VALUE ADDED
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(In thousands of Brazilian reais - R$)

| | 2005 | 2004 |
|---|---|---|
| **VALUE ADDED** | | |
| Electric network usage and service charges | 1,320,664 | 1,161,509 |
| Allowance for doubtful accounts | - | (3,297) |
| Nonoperating revenues | 4,446 | 13,055 |
| | 1,325,110 | 1,171,267 |
| **INPUTS PURCHASED FROM THIRD PARTIES** | | |
| Outside services | (89,434) | (82,721) |
| Materials | (25,174) | (22,672) |
| Other operating inputs | (45,508) | (42,218) |
| Nonoperating expenses | (5,623) | (7,042) |
| | (165,739) | (154,653) |
| **GROSS VALUE ADDED** | 1,159,371 | 1,016,614 |
| **RETENTIONS** | | |
| Regulatory depreciation quotas | (169,403) | (164,569) |
| **NET VALUE ADDED** | 989,968 | 852,045 |
| **VALUE ADDED RECEIVED IN TRANSFER** | | |
| Amortization of negative goodwill | 16,985 | 16,985 |
| Financial income | 132,534 | 85,975 |
| | 149,519 | 102,960 |
| **UNDISTRIBUTED VALUE ADDED** | 1,139,487 | 955,005 |
| **DISTRIBUTION OF VALUE ADDED** | | |
| Employee compensation | 316,074 | 298,839 |
| Taxes | 262,991 | 237,697 |
| Interest and monetary variations | 9,370 | 18,320 |
| Lease and rents | 4,475 | 4,122 |
| Concession regulatory charges | 78,300 | 47,249 |
| Dividends | 336,654 | 75,000 |
| Recognition/realization of reserves | 21,965 | 15,909 |
| Retained earnings | 109,658 | 257,869 |
| | 1,139,487 | 955,005 |

# ATTACHMENT II

## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

**(In thousands of Brazilian reais - R$)**

| | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Receipts from consumers | 1,304,243 | 1,128,578 |
| Receipts from others | 18,440 | 24,873 |
| Payments to suppliers | (174,558) | (154,941) |
| Payments to employees | (343,454) | (341,707) |
| Taxes and regulatory charges | (337,077) | (280,680) |
| | 467,594 | 376,123 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property, plant and equipment | (209,414) | (162,729) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Income from temporary cash investments | 98,863 | 53,049 |
| Repayment of loans | (53,924) | (64,451) |
| Interest on capital / dividends | (180,489) | (96,299) |
| Tax on banking transactions (CPMF) | (6,487) | (5,596) |
| Other | (1,116) | (1,116) |
| | (143,153) | (114,413) |
| **CASH FLOWS FROM NONOPERATING ACTIVITIES** | | |
| Agreements - State Finance Department | 50,664 | 143,184 |
| Reimbursements – Law 4819/58 | 93,493 | 8,042 |
| Other inflows | 9,161 | - |
| Advances – Law 4819/58 | (121,254) | (13,898) |
| Other outflows | (6,164) | (10,187) |
| | 25,900 | 127,141 |
| **INCREASE IN CASH** | 140,927 | 226,122 |
| **CHANGE IN CASH** | | |
| At beginning of year | 543,990 | 317,868 |
| At end of year | 684,917 | 543,990 |
| | 140,927 | 226,122 |

**JOSÉ SIDNEI COLOMBO MARTINI**

**President**

**GERSON AMAURI FONTOURA DA SILVA KOZMA**

**Administrative Director**

**CELSO SEBASTIÃO CERCHIARI**

**Technical Director**

**CLÁUDIO CINTRÃO FORGHIERI**

**Finance and Investor Relations Director**

**CLOVIS JOSÉ ROSSI**

**Accountant**
**CRC – 1SP 127796/O-5**

## BOARD OF DIRECTORS

**Chairman:**

MAURO GUILHERME JARDIM ARCE

**Vice Chairman:**

RUY MARTINS ALTENFELDER SILVA

**Members :**

ANTONIO CARLOS RIZEQUE MALUFE

CARLOS PEDRO JENS

FERNANDO CARVALHO BRAGA

FERNANDO JOSÉ TENÓRIO ACOSTA

FERNANDO MAIDA DALL'ACQUA

LUIZ DE FREITAS BUENO

LUIZ TACCA JÚNIOR

MÁRCIA YAJGUNOVITCH MAFRA

MIGUEL CARLOS FONTOURA DA SILVA KOZMA

NORBERTO DE FRANCO MEDEIROS

ROGÉRIO DA SILVA

SÍLVIO ALEIXO

VALTER CORREIA DA SILVA

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have audited the accompanying balance sheets of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2005 and 2004, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in conformity with Brazilian accounting practices.

4. As described in Note 32.2., according to the decision of the 49th Labor Court of São Paulo, in September 2005 Fundação CESP began to process the supplementary pension benefit payments established by Law No. 4,819/58 using funds received from the Company, in the same manner as it had been made until December 2003. In January 2006, the São Paulo State Attorney General revised its opinion and now understands that the State government's responsibility is restricted to the limits set by the State Constitution for pension benefit payments. Since then the State government is disallowing part of the funds transferred to the Company. The Company's management, based on the opinion of its legal counselors, understands that the pension benefit payments are solely the responsibility of the State government and, accordingly, no liability arising from the pension plan has been recorded in the financial statements of the Company.

5. The supplemental information included in Attachments I and II, relating to the statements of value added and cash flows, respectively, for the years ended December 31, 2005 and 2004, is presented for purposes of additional analyses and is not a required part of the basic financial statements. Such information has been subject to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 13, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Maurício Pires de Andrade Resende
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

## FISCAL COUNCIL'S REPORT

The Fiscal Council of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with clauses I, II, III and VII of article 163 of Law No. 6404, of December 15, 1976, examined the Financial Statements of the Company for the year ended December 31, 2005, prepared in accordance with the principles set forth in sections XV and XVI of said legal document, consisting of the Balance Sheet and the Statements of Income, Changes in Shareholders' Equity, and Changes in Financial Position, supplemented by Notes to the Financial Statements, Statements of Value Added and Cash Flows, as well the Management's Report on business operations and the main administrative issues for the year. The Council also analyzed the Capital Budget for fiscal 2006 for the purposes set forth in article 196 of Law No. 6404/76.

In the Fiscal Council's opinion, based on its examination and the report of the independent auditors, the Financial Statements and supplemental information, as well as the Capital Budget, can be submitted for appreciation and approval by shareholders.

São Paulo, March 16, 2006

Ana Maria Linhares Richtman

Elisabeth Elias Bohm

Raimundo Francisco Alencar de Melo

Rômulo Rodrigues

Tomás Bruginski de Paula